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REGISTRANT'S NAME Hong Kong Aircraft Engineering

*CURRENT ADDRESS

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APR 16 2003

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3846 FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

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OICF/BY: dly

DATE : 4/14/03

03 APR 14 AM 7:21

Hong Kong Aircraft Engineering Co Ltd

HAECO

Hong Kong Aircraft Engineering Company Limited Annual Report 2002

AR/S

12-31-02

香港飛機工程有限公司
二零零二年報告書

82-3846



Highlights 摘要

(in HK$ Million)	2002	2001	Change 增幅	(港幣百萬元)
Turnover	**2,078**	1,994	4.2%	營業總額
Share of results of material jointly controlled companies:				應佔主要共控公司業績：
– Hong Kong Aero Engine Services Limited	**141**	108	30.6%	– 香港航空發動機維修服務有限公司
– Taikoo (Xiamen) Aircraft Engineering Company Limited	**71**	76	-6.6%	– 廈門太古飛機工程有限公司
Profit attributable to shareholders	**465**	312	49.0%	股東應佔溢利
Dividends	**539**	108	399.1%	股息
Shareholders' equity	**3,177**	2,713	17.1%	股東股權
(number of shares in '000)				*(股份數目以千股計)*
Average number of shares in issue	**166,330**	166,945	-0.4%	平均已發行股份數目
(in HK$)				*(港元)*
Earnings per share	**2.80**	1.87	49.7%	每股盈利
Dividends per share	**0.74**	0.65	13.8%	每股股息
Special dividend per share	**2.50**	–	N/A	每股特別股息
Shareholders' equity per share	**19.10**	16.30	17.2%	每股股東股權

Contents 目錄

Group Profile 集團簡介

Hong Kong Aircraft Engineering Company Limited, one of the world's leading aeronautical engineering groups, is engaged in the maintenance, modification, repair and overhaul of commercial aircraft and their components.

It is principally based at Hong Kong's International Airport, but through jointly controlled companies also provides services in Xiamen, Mainland China and at off airfield locations in Hong Kong.

At Hong Kong's International Airport, where it has about fifty airline customers, it is the only aircraft maintenance facility able to offer a comprehensive package covering transit and technical services with full hangar support.

The hangar has the capacity to accommodate three wide-bodied aircraft fully docked and an additional two nose-in, with a unique mobile tail enclosure to provide full cover and access staging. It has the necessary approvals to handle a wide variety of aircraft types from Boeing 747 to new generation aircraft such as B777 and the Airbus A320/321, A330 and A340. The facility also undertakes B747-200 combi to freighter conversions.

The extensive component and avionics overhaul facilities are situated at Tseung Kwan O in Hong Kong, as is the Rolls-Royce engine service centre operated by Hong Kong Aero Engine Services Limited.

Taikoo (Xiamen) Aircraft Engineering Company Limited operates at Xiamen's airport, where it provides heavy maintenance on Boeing and Airbus aircraft and offers a B747-200/300 passenger to freighter conversion programme. It also offers line maintenance services at various locations in Mainland China.

香港飛機工程有限公司乃全球主要航空工程集團之一，業務範圍包括維修、改裝、修理與大修商用飛機及飛機部件。

本公司主要以香港國際機場為基地，但亦透過共控公司於中國內地廈門及香港機場以外地方提供服務。

本公司於香港國際機場約有五十個航空公司客戶，有唯一能夠提供綜合飛機維修服務的設施，包括航機過境及技術性服務，並全面提供機庫設施的支援。

機庫可容納三架全面配置檢修架的廣體飛機，以及另外兩架飛機的機頭部分。機庫設有一個獨特的活動式機尾護罩，提供全面的遮蔽及檢修工作架。本公司獲得認可為多種類型之飛機提供服務，由波音747型飛機以至波音777、空中巴士A320/321、A330和A340型等新一代飛機不等。本公司的設施亦可進行波音747-200型客貨兩用機的改裝貨機工程。

本公司設備完善的部件及航電大修設施位於香港之將軍澳，該處亦設有由香港航空發動機維修服務有限公司營運的勞斯萊斯引擎服務中心。

廈門太古飛機工程有限公司於中國廈門機場營運，為波音及空中巴士飛機進行大規模維修工程，並提供一項為波音747-200/300型客機改裝貨機的計劃。該公司亦於中國內地不同地點提供外勤維修服務。


SHANDONG 山東
CHINA 中國
XIAMEN 廈門
HONG KONG 香港

Ten Year Financial Summary 十年財務概要

	2002	2001	2000	1999	1998
(in HK$ Million)					
Turnover	**2,078**	1,994	1,821	1,959	2,028
Share of results of jointly controlled companies	**227**	197	134	61	43
Profit attributable to shareholders	**465**	312	400	59	146
Dividends	**539**	108	106	81	111
Funds employed :					
Fixed assets	**1,597**	1,636	1,708	1,773	1,895
Other assets	**2,201**	1,607	1,276	1,188	1,476
	3,798	3,243	2,984	2,961	3,371
Less: liabilities	**512**	418	360	339	709
	3,286	2,825	2,624	2,622	2,662
Financed by :					
Shareholders' equity	**3,177**	2,713	2,509	2,504	2,541
Minority interest	**5**	5	5	5	5
Long term loan	**104**	107	110	113	116
	3,286	2,825	2,624	2,622	2,662
(in HK$)					
Earnings per share	**2.80**	1.87	2.21	0.32	0.79
Dividends per share	**0.74**	0.65	0.61	0.44	0.60
Special dividend per share	**2.50**	–	–	–	–
Shareholders' equity per share	**19.10**	16.30	15.02	13.53	13.72
Dividend cover – times	**3.78**	2.88	3.79	0.73	1.31

Note: SSAP 34 "Employees benefits" has been adopted in 2002 with an adjustment to opening reserves of HK$117 million as at 1st January 2002.

Turnover
營業總額

(Total HK$M / 總計港幣百萬元)



2,500
2,000
1,500
1,000
500
0
93
94
95
96
97
98
99
00
01
02

Profit attributable to shareholders
股東應佔溢利

(Total HK$M / 總計港幣百萬元)



500
400
300
200
100
0
93
94
95
96
97
98
99
00
01
02

1997	1996	1995	1994	1993	
					(港幣百萬元)
2,375	2,462	2,391	2,418	2,307	營業總額
40	(6)	8	(2)	12	應佔共控公司業績
320	495	331	414	447	股東應佔溢利
148	148	148	174	187	股息
					資金運用：
1,057	401	324	367	364	固定資產
1,970	2,428	2,068	1,913	1,674	其他資產
3,027	2,829	2,392	2,280	2,038	
485	455	364	433	418	減：負債
2,542	2,374	2,028	1,847	1,620	
					資本來源：
2,537	2,369	2,023	1,842	1,615	股東股權
5	5	5	5	5	少數股東權益
–	–	–	–	–	長期借款
2,542	2,374	2,028	1,847	1,620	
					(港元)
1.73	2.67	1.79	2.23	2.41	每股盈利
0.80	0.80	0.80	0.94	1.01	每股股息
–	–	–	–	–	每股特別股息
13.70	12.79	10.93	9.95	8.72	每股股東股權
2.16	3.34	2.24	2.38	2.39	盈利對股息比率倍數

附註：二零零二年因採用會計實務準則第三十四號「僱員福利」，二零零二年一月一日結算之期初儲備調整為港幣一億一千七百萬元。

Earnings and dividends per share
每股盈利及每股股息



(Total HK$ / 總計港幣元)
Earnings 盈利
Dividends 股息
3.00
2.50
2.00
1.50
1.00
0.50
0
93
94
95
96
97
98
99
00
01
02

Shareholders' equity per share
每股股東股權



(Total HK$ / 總計港幣元)
20
15
10
5
0
93
94
95
96
97
98
99
00
01
02

Chairman's Statement
主席報告書

Results

Profit after tax attributable to shareholders for the year was HK$465 million, which represented an increase of 49% from the previous year.

This result included an amount of HK$70 million comprising the release of provisions made in previous financial periods to cover potential problems in collecting full amounts due from customers and for stock obsolescence. The corresponding figure in 2001 was a charge of HK$54 million. In addition, there was a non-recurring HK$14 million profit in 2001 from the disposal of a house previously used by staff, and the sale of the Company's wheel and brake repair and overhaul business to its jointly controlled company, Goodrich Asia-Pacific Limited.

The increase in attributable profit in 2002 before these exceptional items was 12%, from HK$352 million to HK$395 million.

The contribution from jointly controlled companies continued to grow in 2002, with their combined share of recurring pre-tax profits increasing from HK$222 million to HK$262 million. In particular, both Taikoo (Xiamen) Aircraft Engineering Company Limited (TAECO) and Hong Kong Aero Engine Services Limited (HAESL) had successful and profitable years.

業績

本年度之股東應佔除税後溢利為港幣四億六千五百萬元，此業績較上年度上升百分之四十九。

此業績包括將過去數個財政年度為應收客戶款項或未能悉數收賬及為存貨報廢所作出之撥備港幣七千萬元回撥。二零零一年之相應數字為撥備開支港幣五千四百萬元。此外，二零零一年業績包括來自出售一所原本供員工使用之房屋，以及出售本公司之輪轂和掣動片修理及大修業務予其共控公司Goodrich Asia-Pacific Limited合共港幣一千四百萬元之非經常性溢利。

扣除此等特殊項目後之二零零二年度股東應佔溢利由港幣三億五千二百萬元增加至港幣三億九千五百萬元，上升百分之十二。

來自共控公司之業績貢獻於二零零二年間繼續增長，各共控公司之除税前經常性溢利由港幣二億二千二百萬元增加至港幣二億六千二百萬元。其中廈門太古飛機工程有限公司(廈門太古飛機工程公司)及香港航空發動機維修服務有限公司(香港航空發動機維修服務公司)之盈利近年皆有出色表現。


B-HON
Swire Group



Line maintenance at Chek Lap Kok, Hong Kong
位於香港赤鱲角之外勤維修部

業務回顧

本公司是唯一一間在香港國際機場提供全面飛機維修服務之公司。本公司之設施包括一個可完全容納三架廣體飛機之單一機庫和相關之維修工場及辦公室，及位於將軍澳一幢設有部件與航電大修工場和行政辦公室之五層高樓宇。本公司於機場大樓亦有佔用樓面。

外勤維修

外勤維修部僱用員工約一千五百五十人，為於香港國際機場營運航班之航空公司提供全面之技術性及非技術性服務。在香港，本公司是提供此類服務之主要供應商，因此部門之業績表現主要受進出機場之航班數目影響。在二零零一年，平均每日處理飛機數目為一百八十七架，而本年之平均數目增加至二百架，增幅為百分之七。在香港，價格仍極易受市場波動影響。

Review of Operations

The Company is the sole provider of comprehensive aircraft maintenance at Hong Kong International Airport. The Company's premises comprise a single hangar capable of fully enclosing three wide-bodied aircraft, together with associated workshops and offices, and a five-storey building at Tseung Kwan O housing component and avionic overhaul workshops and administration offices. The Company also occupies space at the airport terminal.

Line maintenance

The line maintenance division employs around 1,550 people, who provide a comprehensive range of technical and non-technical services to airlines operating through Hong Kong International Airport. The Company is the main provider of such services in Hong Kong and hence the division's performance is primarily related to the number of flights through the airport.

In 2001, the average number of aircraft handled daily was 187, and this average number grew to 200 this year, a 7% increase. This market in Hong Kong continues to be extremely price-sensitive.

Base maintenance

The base maintenance division employs around 1,130 people, who provide customers that rely on the Company for comprehensive support with a full range of scheduled maintenance checks and in addition undertake periodic checks, modifications and overhaul work on a wide variety of aircraft types. Approximately 43% of the division's work is for the three scheduled airlines operating out of Hong Kong: Cathay Pacific Airways, Air Hong Kong and Dragonair. It competes on price, availability of space, turnround time and quality of workmanship with other Maintenance and Repair Organisations worldwide. The hangar was busy throughout the year, resulting in an

基地維修

基地維修部僱用員工約一千一百三十人，為依賴本公司提供綜合支援服務之客戶進行全面之定期維修檢查，並為不同類型之飛機進行定期檢查、改裝及大修工程。部門進行之工程中，約百分之四十三乃來自三家營運定期航班之香港航空公司，分別為國泰航空公司、香港華民航空公司及港龍航空公司。部門無論在價格、機庫可用空間、周轉時間及工藝質素上足與世界任何同業競爭。機庫全年使用量繁多，員工工時及設施使用率因而上升。二零零二年售出之工時為一百三十八萬小時，較二零零一年增加百分之五。

部件及航電大修

大修部在將軍澳擁有一幢五層高樓宇，提供逾七千平方米之現代化工場空間，及僱用員工約二百三十人。本公司與兩



Base maintenance at Chek Lap Kok, Hong Kong
位於香港赤鱲角之基地維修部



家空中巴士部件原件生產商達成協議，提供保用及修理服務，令年內工場設施使用率增加，預期二零零三年之使用率會進一步提高。

國泰航空公司已接收兩架空中巴士A340-600型飛機，第三架飛機預期於二零零三年四月接收。本公司與該公司議定了一份合約，購入一批專門供該等飛機使用之備件租予該公司使用。購入此等備件之成本總計將為港幣八千一百萬元。

共控公司

廈門太古飛機工程公司經營兩個機庫，每個均可完全容納兩架廣體飛機。第三個規模相若之機庫現正興建中，預期於二零零三年三月二十四日啟用，並於本年最後一季前全面投入運作。廈門太古飛機工程公司之機庫設施大部分為股東客戶(或其聯繫機構)使用，此外亦為全日空航空公司、廈門航空公司及海南航空公司進行工程。繼年初機庫設施使用率相對放緩後，二零零二年間亦能保持高使用率，完成了多項全面性之大規模維修計劃，並將波音747-200/300型客機改裝為貨機。此外亦為港龍航空於北京、上海及廈門，以及為其他於廈門及上海營運之外國航空公司提供外勤維修支援。至本年底止，此等業務於廈門每月處理一百七十班航班，於上海則處理九十班航班。集團應佔溢利較二零零一年減少百分之七，反映年初之機庫設施使用率較低，以及機庫進行之飛機工程計劃規模較小。

increase in utilisation of both staff and facilities. Man-hours sold in 2002 were 1.38 million, a 5% increase when compared with 2001.

Component and avionics overhaul

The overhaul division occupies a five-storey building at Tseung Kwan O with more than 7,000 square metres of modern workshop space and employs around 230 people. The agreements with two Airbus component Original Equipment Manufacturers to provide warranty and repair services resulted in increased utilisation of the facilities during the year, and this is expected to improve further in 2003.

Cathay Pacific Airways has taken delivery of two Airbus A340-600 aircraft with a third scheduled for delivery in April 2003. The Company has negotiated a contract with the airline to acquire, maintain and lease to it, a pool of spares specific to these aircraft. The cost of the spares acquired will total HK$81 million.

Jointly controlled companies

TAECO operates two hangars, each of which is capable of fully enclosing two wide-bodied aircraft. A third hangar of similar size is currently under construction. It is scheduled to open on 24th March 2003 and to be fully operational by the last quarter of the year. Most of TAECO's capacity is taken up by shareholder customers (or their affiliates); work was also undertaken for ANA, Xiamen Airlines and Hainan Airlines. After a relatively slow start to the year, capacity was well utilised during 2002 with the completion of a number of comprehensive heavy maintenance packages and the conversion of Boeing 747-200/300 passenger aircraft for use as freighters. Line maintenance support has been provided to Dragonair in Beijing, Shanghai and Xiamen, and to other foreign carriers operating into Xiamen and Shanghai. By the year-end, these operations were handling 170 flights per month in Xiamen and 90 in Shanghai. Reflecting lower utilisation early in the year, and smaller work packages on aircraft in the hangar, the profit attributable to the Group decreased 7% from 2001.

HAESL had a strong year, with increased revenue and improved profitability. This increase reflected additional throughput and work packages on the Trent 700 and 800 engines. In addition to work performed for Cathay Pacific Airways, which accounts for about 50% of revenue, significant engine work was also carried out for Rolls-Royce plc, Emirates Airlines, Qantas Airways, Thai International, Malaysian Airlines, Garuda and China Southern Airlines. Singapore Aero Engine Services Pte. Limited (SAESL), in which HAESL has a 20% interest, started operations in January 2002. SAESL results in 2002 were in line with expectations and it plans to break even in 2003 on increased volume.

Goodrich Asia-Pacific Limited, (formerly Goodrich Aerospace Asia-Pacific Limited) which refurbishes carbon brakes and overhauls wheel hubs at Fanling, in Hong Kong, continued to perform very well. The Xiamen based Goodrich TAECO Aeronautical Systems (Xiamen) Company Limited (formerly TRW TAECO Aeronautical Systems (Xiamen) Company Limited) experienced increased demand for its services and was profitable.

Shandong TAECO Aircraft Engineering Company Limited, which provides a heavy maintenance service for narrow-bodied aircraft and in particular B737 aircraft, is expanding its capacity and capabilities to meet customers' projected needs. A second hangar, which is planned to cost US$8.6 million, is scheduled for completion in May 2003. This company is profitable.

香港航空發動機維修服務公司本年度表現強勁，收益及溢利率均有所提高。這反映特倫特 700及800引擎之工程量及工程計劃有所增加。該公司約佔五成之收益來自為國泰航空公司進行之工程，此外亦為勞斯萊斯公司、亞聯酋航空公司、澳洲航空公司、泰國國際航空公司、馬來西亞航空公司、印尼航空公司及中國南方航空公司提供重大之引擎工程服務。香港航空發動機維修服務公司擁有二成權益之新加坡航空發動機維修服務有限公司(新加坡航空發動機維修服務公司)，於二零零二年一月投入運作。新加坡航空發動機維修服務公司二零零二年度之業績與預期相若，該公司計劃二零零三年工程量增加以達收支平衡。

Goodrich Asia-Pacific Limited(前稱Goodrich Aerospace Asia-Pacific Limited)於香港粉嶺從事碳質掣動片整修及輪轂大修業務，繼續有非常良好的表現。以廈門為基地之廈門豪富太古宇航有限公司(前稱廈門天合太古宇航有限公司)之服務需求有所增加，可錄得盈利。

山東太古飛機工程有限公司為狹體飛機(特別是波音 737 型飛機)提供大規模維修服務，並正致力擴展其工程能力與規模 ，以應付客戶未來之需求。該公司計劃耗資八百六十萬美元興建之第二個機庫，預期於二零零三年五月落成。該公司可錄得盈利。

In-Services Asia Limited出售Intertechnique部件，並為客戶提供保用及修理服務。該公司於二零零二年之收益有所增長，並錄得盈利。

EADS SOGERMA HAECO Services Company Limited乃一家共控公司，於二零零二年間成立，本公司持有其中五成權益。該公司已向本公司收購其於二零零一年裝置之電腦化部件測試設備，其本年度之表現令人滿意。

廈門霍尼韋爾太古宇航有限公司於本年度錄得盈利。

通用電氣發動機服務（廈門）有限公司本年度表現令人失望。該公司原定發展引擎拆解及重新裝配工場為一項具有引擎翻新及修理能力之設施，但通用電力公司已將該項計劃推延至二零零三年。

In-Services Asia Limited sells Intertechnique components, and provides a warranty and repair service to customers. Its revenue has grown in 2002 and the company is profitable.

EADS SOGERMA HAECO Services Company Limited, a jointly controlled company in which the Company has a 50% interest, was incorporated during 2002. It has acquired from the Company the computerised component testing equipment it installed in 2001 and has had a satisfactory year.

Honeywell TAECO Aerospace (Xiamen) Company Limited made a profit for the year.

GE Engine Services (Xiamen) Limited had a disappointing year. The planned development of the engine strip and rebuild workshop into a facility capable of refurbishing and repairing engine components has been delayed by the General Electric Company until 2003.





Components testing at Tseung Kwan O, Hong Kong
於香港將軍澳作部件測試





Engine testing facility at HAESL, Tseung Kwan O, Hong Kong
香港航空發動機維修服務公司於香港將軍澳的引擎測試設施。

Financial Review

Turnover increased by 4%, primarily reflecting increased activity at the airport and more heavy maintenance work in the hangar.

The Company's base maintenance facility and related offices operate at Hong Kong International Airport under a 20-year franchise from the Airport Authority. While the buildings were designed to have at least a 40-year life, the Directors have decided that it is more appropriate that these facilities be amortised over the period of the franchise and the estimated useful life has been adjusted accordingly. This has resulted in HK$27 million of additional depreciation in 2002 compared with 2001.

財務回顧

營業總額增加百分之四，主要反映機場航班升降量上升，以及機庫進行更多大規模維修工程。

本公司位於香港國際機場之基地維修設施及相關辦公室，乃根據一項由機場管理局發出為期二十年之專營權而運作。雖然此等樓宇在設計上最少有四十年之使用年期，但董事局決定此等設施應按專營權年期攤銷，而其估計可供使用年期已相應作出調整。與二零零一年比較，二零零二年因而有一項港幣二千七百萬元之額外折舊。

股息

董事局建議派發二零零二年度末期股息每股港幣0.46元，連同於二零零二年九月二十三日已派發之中期股息每股港幣0.28元，本年度共派息每股港幣0.74元，比二零零一年全年派發之股息增加百分之十四。盈利股息比率為3.8倍。

此外，董事局建議連同末期股息派發特別股息每股港幣2.50元。

二零零二年度之已付及擬派股息總計為港幣五億三千九百萬元。

資產淨值

年內資產淨值由港幣二十八億二千五百萬元增加至港幣三十二億八千六百萬元。資本開支總計港幣八千七百萬元，大部分用於機場使用之器具及汽車。營運資金因職員房屋借款再融資及過去數個財政期所作之準備回撥，由港幣一億三千八百萬元上升至港幣五億元。

流動資金淨值及融資

年內之現金、現金等價物及短期存款增加港幣四億二千二百萬元至港幣五億四千七百萬元，營業現金流入淨額表現強勁。本公司預計於二零零三年內可帶來之流動資金超過應付其營業、營運資金及預算資本性開支需要。此外，本公司議好之信貸安排相當於港幣四億五千四百萬元，其中港幣三億七千六百萬元需於二零零三年內續期。

Dividend

Your Directors have recommended a final dividend for 2002 of HK$0.46 per share which, together with the interim dividend of HK$0.28 per share paid on 23rd September 2002, results in a total distribution for the year of HK$0.74 per share, an increase of 14% over the total dividend declared for 2001. The dividend cover is 3.8 times.

In addition, the Directors have recommended a special dividend of HK$2.50 per share payable with the final dividend.

The total dividends paid and proposed in respect of 2002 is HK$539 million.

Net assets

Net assets increased during the year from HK$2,825 million to HK$3,286 million. Capital expenditure amounted to HK$87 million, mostly on tooling and vehicles used on the airfield. Working capital increased from HK$138 million to HK$500 million with the refinancing of staff housing loans and the release of provisions made in previous financial periods.

Net liquid funds and financing

Cash, cash equivalents and short term deposits increased by HK$422 million to HK$547 million during the year, with strong net operating cash flow. The Company is expected to generate liquid funds during 2003 that will exceed its operating, working capital and budgeted capital expenditure requirements. In addition, it has negotiated loan facilities equivalent to HK$454 million, of which HK$376 million is subject to renewal during 2003.

Currency fluctuations

The Group's income is substantially in HK dollars or US dollars. Operating costs and capital expenditure of the Company and its Hong Kong based jointly controlled entities is substantially in those same currencies, as are those of its jointly controlled entities in Mainland China, which also use Renminbi.

Environment

In recognition of its impact on the environment, when it moved to Chek Lap Kok and built its new facilities in Tseung Kwan O, the Company incorporated numerous systems to minimise the effect of effluents on the environment. Since then, it has initiated projects to reduce where possible energy and resource usage.

Staff

The Company employed 3,544 staff at the end of 2002, a small decrease from the end of 2001. This number included 188 craftsmen and engineering apprentice trainees for TAECO and 145 full-time HAECO employees who have been seconded to TAECO.

In addition, TAECO employed 1,725 local staff and HAESL 683 staff.

The good result for the year reflects the hard work and commitment of all the staff, and on behalf of the shareholders, I would like to thank them for their continuing support.

貨幣浮動

本集團之收入以港幣或美元為主。本公司及其以香港為基地之共控公司之營運及資本性開支均以同類貨幣為主，而其在中國內地之各共控公司之開支則以人民幣計算。

環境保護

本公司瞭解其業務對環境造成之影響，於遷往赤鱲角及於將軍澳興建新設施時，設置了多套環保系統，務求盡量減低污水及廢氣對環境造成之影響。自此，本公司已確定了多項計劃以求盡量減少能源及資源之浪費。

職工

本公司於二零零二年底僱用員工三千五百四十四人，較二零零一年底略為減少。此數字包括來自廈門太古飛機工程公司接受培訓之一百八十八名技工及工程學徒，以及一百四十五名借調往該公司之港機工程全職僱員。

此外，廈門太古飛機工程公司僱用一千七百二十五名當地員工，香港航空發動機維修服務公司則僱用六百八十三名員工。

本年度之業績表現良好，乃全體員工辛勤努力及忠心服務之成果。本席謹代表股東衷心感謝他們一直以來之支持。





Heavy maintenance at TAECO, Xiamen, Mainland China

廈門太古飛機工程公司於中國內地廈門提供之大型維修服務

展望未來

本公司之大規模維修設施於年內保持高使用量，而預約工程顯示此情況將持續至二零零三年上半年。預期二零零三年進出香港國際機場之航班數目將會增加，這將導致外勤維修收益有所增長。然而由於全球大規模維修能力過剩及香港國際機場之技術性及非技術性外勤維修服務正處於劇烈的競爭環境下，因此價格將繼續受到壓力，即使工程量有所增加，收益亦會因價格下降而抵銷。廈門太古飛機工程公司之第三個機庫將於二零零三年間逐步投入運作，但香港航空發動機維修服務公司面對之競爭將日趨激烈，預計共控公司之整體業績將不及去年。

主席

唐寶麟

香港，二零零三年三月四日

Outlook

The Company's heavy maintenance facilities have been well utilised during the year, and forward bookings indicate this will continue into the first half of 2003. The number of flights through Hong Kong International Airport is expected to increase in 2003 and this should lead to growth in line maintenance revenue. However, rates will continue to be under pressure, due to both the worldwide capacity for heavy maintenance and the competitive environment for technical and non-technical line maintenance services at Hong Kong International Airport, and any increase in volume could be offset by a fall in the rates. TAECO's third hangar will become operational progressively through 2003, but HAESL will face increasing competition, and the overall result from the jointly controlled companies is unlikely to match that of last year.

David Turnbull

Chairman

Hong Kong, 4th March 2003

Directors
董事

Executive Directors

David Turnbull, aged 47, has been Chairman of the Board since September 1995. He was Director and Managing Director of the Company from January 1990 to December 1993 and rejoined the Board in March 1995. He is also Deputy Chairman and Chief Executive of Cathay Pacific Airways Limited and a Director of Swire Pacific Limited and John Swire & Sons (H.K.) Limited. He joined the Swire Group in 1976.

Chan Ping Kit, aged 57, was appointed Deputy Chairman and Chief Executive Officer on 8th August 2001. He first joined the Company in 1966 and resigned from the Company as Deputy Chief Engineer (Maintenance) in June 1990. He rejoined in December 1992 as General Manager (Base Maintenance & China Operations) and was appointed a Director in November 1993. He was appointed Managing Director in July 1998.

John Paterson, aged 45, has been a Director of the Company since October 1998 and was appointed Chief Operating Officer of the Company on 1st January 2002. He joined the Swire Group in September 1978. He is also a Director of Hong Kong Aero Engine Services Limited and Singapore Aero Engine Services Pte. Limited.

Marven Bowles, aged 52, has been Finance Director since October 2000. He was Company Secretary from August 1991 to October 1997. He joined the Swire Group in 1981.

Mark Hayman, aged 42, joined the Company in October 2001 and was appointed Director (Engineering) on 1st February 2002. He was previously General Manager Engineering Planning and Technical Supplies of Cathay Pacific Airways Limited. He joined the Swire Group in 1987.

常務董事

唐寶麟，現年四十七歲，自一九九五年九月起出任董事局主席。彼於一九九零年一月至一九九三年十二月期間出任本公司董事兼董事總經理，並於一九九五年三月再次加入董事局。彼亦為國泰航空有限公司副主席兼行政總裁，並為太古股份有限公司及香港太古集團有限公司董事。彼於一九七六年加入太古集團。

陳炳傑，現年五十七歲，於二零零一年八月八日獲委任為副主席兼行政總裁。彼於一九六六年首次加入本公司，於一九九零年六月離職，當時為本公司副總工程師(維修)。彼於一九九二年十二月再次加入本公司為總經理(基地維修及中國業務)，於一九九三年十一月獲委任為董事。彼於一九九八年七月獲委任為董事總經理。

鮑天頌，現年四十五歲，自一九九八年十月起出任本公司董事，於二零零二年一月一日獲委任為本公司營運總裁。彼於一九七八年九月加入太古集團。彼亦為香港航空發動機維修服務有限公司及新加坡航空發動機維修服務有限公司之董事。

馬文博，現年五十二歲，自二零零零年十月起出任財務董事。彼於一九九一年八月至一九九七年十月期間出任公司秘書。彼於一九八一年加入太古集團。

馬海文，現年四十二歲，於二零零一年十月加入本公司，並於二零零二年二月一日獲委任為董事(工程)。彼曾為國泰航空有限公司工程策劃及技術供應總經理。彼於一九八七年加入太古集團。

非常務董事

梁德基，現年五十七歲，自一九九八年五月起出任本公司董事。彼為國泰航空有限公司工務董事，並為香港航空發動機維修服務有限公司及聯誼工程有限公司董事。

代董事：簡柏基

何祖英，現年五十五歲，於一九九九年九月獲委任為董事。彼於一九七零年加入太古集團，曾在集團之香港及台灣辦事處工作。彼亦為太古股份有限公司及香港太古集團有限公司董事。

容漢新#，現年六十歲，自一九八四年七月起出任董事。彼於一九七三年加入太古集團，曾在集團之香港及日本辦事處工作。彼亦為英國太古集團有限公司及太古股份有限公司董事。

湯彥麟，現年四十七歲，自一九九六年十二月起出任本公司董事。彼於一九七七年加入太古集團，曾在澳洲、菲律賓、加拿大、日本及歐洲工作。彼亦為香港太古集團有限公司董事、國泰航空有限公司企業發展董事及港龍航空有限公司董事。

獨立非常務董事

李德信#，現年五十七歲，自一九八六年七月起出任本公司董事。彼亦為中電控股有限公司副主席、太平地氈國際有限公司主席、香港上海酒店有限公司董事，以及嘉道理父子有限公司主席。彼亦為審核委員會主席。
代董事：米高嘉道理

吳樹熾博士#，CBE, LLD, JP，現年八十二歲，自一九八三年一月起出任本公司董事。彼亦為正信工商顧問有限公司主席、大日本印刷香港有限公司副主席及多間上市公司包括香港小輪有限公司之非常務董事。

梁國權，現年四十二歲，於二零零三年三月四日獲委任為董事。彼亦為地鐵有限公司財務董事及太平地氈國際有限公司董事。

審核委員會成員

Non-Executive Directors

Derek Cridland, aged 57, has been a Director of the Company since May 1998. He is also Engineering Director of Cathay Pacific Airways Limited and a Director of Hong Kong Aero Engine Services Limited and Associated Engineers Limited.
Alternate: Chris Gibbs

Davy Ho Cho Ying, aged 55, was appointed a Director in September 1999. He joined the Swire Group in 1970 and has worked with the Group in Hong Kong and Taiwan. He is also a Director of Swire Pacific Limited and John Swire & Sons (H.K.) Limited.

Peter Johansen#, aged 60, has been a Director since July 1984. He joined the Swire Group in 1973 and has worked with the Group in Hong Kong and Japan. He is also a Director of John Swire & Sons Limited and Swire Pacific Limited.

Tony Tyler, aged 47, has been a Director of the Company since December 1996. He joined the Swire Group in 1977 and has worked in Australia, the Philippines, Canada, Japan and Europe. He is also a Director of John Swire & Sons (H.K.) Limited, Director Corporate Development of Cathay Pacific Airways Limited and a Director of Hong Kong Dragon Airlines Limited.

Independent Non-Executive Directors

Dinty Dickson Leach#, aged 57, has been a Director of the Company since July 1986. He is also a Vice Chairman of CLP Holdings Limited, Chairman of Tai Ping Carpets International Limited and a Director of The Hongkong & Shanghai Hotels, Limited and Chairman of Sir Elly Kadoorie & Sons Ltd. He is also Chairman of the Audit Committee.
Alternate: The Hon. Michael Kadoorie

Dr. Alex Wu Shu Chih#, CBE, LLD, JP, aged 82, has been a Director of the Company since January 1983. He is also Chairman of Fidelity Management Limited, Vice Chairman of Dai Nippon Printing Co., (HK) Limited and a non-executive Director of a number of listed companies including Hong Kong Ferry Co. Limited.

Lincoln Leong Kwok Kuen, aged 42, was appointed a Director of the Company on 4th March 2003. He is also Finance Director of MTR Corporation Limited and a Director of Tai Ping Carpets International Limited.

Member of the Audit Committee

Executive Officers
行政人員

Secretary

Margaret Yu Chan Sau Mui, aged 57, has been Company Secretary since September 2002. She joined the Swire Group in 1978.

Executive Officers

Fred Chan Chi Hung, aged 54, joined the Company in 1967 and was appointed General Manager Component & Avionics Overhaul in December 1996. He is also Director and General Manager of Goodrich Asia-Pacific Limited.

Mak Chung Yu, aged 35, joined the Company from Cathay Pacific Airways Limited in September 2002 as General Manager Corporate Planning.

Thomas Ng Sze Ho, aged 49, rejoined the Company in 1995 and was appointed General Manager Personnel in November 2002. He was previously employed by the Company from 1987 to 1991.

Ashok Sathianathan, aged 55, first joined the Company in 1987 and resigned in 1989. He rejoined the Company in 1992, was appointed a General Manager in August 1998 and is currently General Manager Commercial with responsibility for material management and commercial functions.

Woo Hung Kwong, aged 51, joined the Company in 1981 and was appointed General Manager Finance in August 2000.

Paul Yu Kam Lam, aged 55, has been General Manager Maintenance since December 1999. He was previously employed by the Company from 1967 to 1990 and rejoined as General Manager Base Maintenance in September 1997.

公司秘書

余陳秀梅，現年五十七歲，自二零零二年九月起出任公司秘書。彼於一九七八年加入太古集團。

行政人員

陳智雄，現年五十四歲，於一九六七年加入本公司，於一九九六年十二月獲委任為零件及航電大修總經理。彼亦為Goodrich Asia-Pacific Limited 董事兼總經理。

麥宗儒，現年三十五歲，於二零零二年九月加入本公司出任企業策劃總經理。彼之前任職國泰航空有限公司。

吳思豪，現年四十九歲，於一九九五年再次加入本公司，並於二零零二年十一月獲委任為人事總經理。彼曾於一九八七年至一九九一年受聘於本公司。

沙舒雅，現年五十五歲，曾於一九八七年加入本公司，於一九八九年離職。彼於一九九二年再次加入本公司，並於一九九八年八月獲委任為總經理，現為商務總經理，負責物資管理及商業職務。

胡雄光，現年五十一歲，於一九八一年加入本公司，並於二零零零年八月獲委任為財務總經理。

虞金林，現年五十五歲，自一九九九年十二月起出任維修總經理。彼曾於一九六七年至一九九零年受聘於本公司，於一九九七年九月再次加入本公司出任基地維修總經理。

Corporate Information
公司資料

Registered Office
35th Floor, Two Pacific Place
88 Queensway, Hong Kong

Auditors
PricewaterhouseCoopers

Depositary
The Bank of New York
ADR Division
101 Barclay Street
22nd Floor
New York, NY10286
U.S.A.

(Toll free) 1-888-BNY-ADRs
Fax: (212) 571-3050
E-mail: ADR@bankofny.com
Website: http://adrbny.com

Principal Banker
The Hongkong and Shanghai Banking Corporation Limited

Registrars
Computershare Hong Kong Investor Services Limited
19th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

Website:
http://computershare.com.hk

For further information about Hong Kong Aircraft Engineering Company Limited, please contact:

Manager
Group Public Affairs
Hong Kong Aircraft Engineering Company Limited
35th Floor, Two Pacific Place
88 Queensway
Hong Kong
Tel: (852) 2840-8098
Fax: (852) 2526-9365
Website: http://www.haeco.com

註冊辦事處
香港金鐘道八十八號
太古廣場二期三十五字樓

核數師
羅兵咸永道會計師事務所

股票托管處
The Bank of New York
ADR Division
101 Barclay Street
22nd Floor
New York, NY 10286
U.S.A.

(美國境內免費電話) 1-888-BNY-ADRs
傳真：(212) 571-3050
電郵：ADR@bankofny.com
網址：http://adrbny.com

主要往來銀行
香港上海滙豐銀行有限公司

股份登記處
香港中央證券登記有限公司
香港皇后大道東一八三號
合和中心十九樓

網址：http://computershare.com.hk

查詢有關香港飛機工程有限公司之詳情，請聯絡：

香港飛機工程有限公司
公共事務經理
香港金鐘道八十八號
太古廣場二期三十五字樓
電話：(852) 2840-8098
傳真：(852) 2526-9365
網址：http://www.haeco.com

Report of the Directors
董事局報告

The Directors submit their report and the audited accounts for the year ended 31st December 2002 which are set out on pages 24 to 47 .

董事局謹提呈截至二零零二年十二月三十一日止年度之報告書及經審核賬目。該等賬目詳列於第二十四頁至第四十七頁。

Principal activity and results

The Hong Kong Aircraft Engineering Company Limited Group is primarily engaged in the business of commercial aircraft overhaul and maintenance. Its operations are carried out principally in Hong Kong. The results of the Group are set out in the consolidated profit and loss account on page 24 .

主要業務及業績

香港飛機工程有限公司集團主要業務為經營商用飛機之大修及維修業務。其業務主要在香港進行。本集團之業績詳列於第二十四頁之綜合損益賬內。

Ten year financial summary

A ten year financial summary of the results and of the assets and liabilities of the Group is shown on pages 2 and 3.

十年財務概要

本集團之業績、資產及負債之十年財務概要載於第二頁及第三頁。

Dividends

The Directors recommend the payment of a final dividend of HK$0.46 and a special dividend of HK$2.50 per ordinary share for the year ended 31st December 2002 which, together with the interim dividend of HK$0.28 per ordinary share paid on 23rd September 2002 makes a total dividend for the year of HK$3.24 per ordinary share. This represents a total distribution for the year of HK$539 million. Subject to the approval of the 2002 final dividend and special dividend by the shareholders at the Annual General Meeting on 13th May 2003, it is expected that the dividends will be paid on 20th May 2003 to shareholders registered on 13th May 2003. The shareholders' register will be closed from 5th May 2003 to 13th May 2003, both dates inclusive.

股息

董事局建議派發截至二零零二年十二月三十一日止年度之末期股息每普通股港幣0.46元及特別股息每普通股港幣2.50元，連同於二零零二年九月二十三日已派發之中期股息每普通股港幣0.28元，全年派息為每普通股港幣3.24元。全年派息總額為港幣五億三千九百萬元。二零零二年末期股息及特別股息有待股東於二零零三年五月十三日召開之股東週年大會通過，股息預期於二零零三年五月二十日派發予於二零零三年五月十三日名列股東名冊內之股東。股票過戶手續將於二零零三年五月五日至二零零三年五月十三日（包括首尾兩天）暫停辦理。

儲備賬

本公司及本集團年內之儲備賬變動見賬目附註第20條。

銀行及其他借貸

本公司及其附屬公司於本年年底並無銀行借貸。其他借貸詳列於賬目附註第21條。

利息

利息詳列於賬目附註第7條。

會計政策

本集團之主要會計政策見賬目附註第2條。

捐款

本年度內，本公司及其附屬公司之慈善捐款共達港幣一百萬元。

固定資產

固定資產增減詳情，見賬目附註第12條。

與一間有關連公司之重大交易

本集團與國泰航空有限公司簽訂多項總數龐大之合約，相當於本集團二零零二年營業總額約百分之四十三，此等合約乃關於國泰航空有限公司之飛機及有關設備之維修及大修。此等合約均在本集團及國泰航空有限公司以按一般商業條件以及正常業務程序下而簽訂。

Reserves

Movements in the reserves of the Company and the Group during the year are set out in note 20 to the accounts.

Bank and other borrowings

The Company and its subsidiary have no bank loans at the end of the year. The details of other borrowings are shown in note 21 to the accounts.

Interest

The details of interest are included in note 7 to the accounts.

Accounting policies

The principal accounting policies of the Group are set out in note 2 to the accounts.

Donations

During the year the Company and its subsidiary made donations for charitable purposes totalling HK$1 million.

Fixed assets

Movements of fixed assets are shown in note 12 to the accounts.

Significant transactions with a related company

Various contracts in relation to the maintenance and overhaul of Cathay Pacific Airways Limited's aircraft and related equipment, which in total are significant and represented approximately 43% of the Group's turnover in 2002, exist between the Group and Cathay Pacific Airways Limited. These contracts have all been concluded on normal commercial terms in the ordinary and usual course of business of the Group and Cathay Pacific Airways Limited.

Share capital

During the year under review, the Company purchased 126,600 of its shares on The Stock Exchange of Hong Kong Limited (the Stock Exchange). The repurchases were considered by Directors to be in the long-term interests of Shareholders to the extent that they would result in increases in earnings per share and the return on shareholders' capital and would not weaken the Company's balance sheet or its ability to make other investments. All of the shares repurchased were cancelled. Details of the repurchases are as follows:

股本

在本年度內，本公司於香港聯合交易所有限公司(聯交所)購回本公司共126,600股股份。董事局認為購回股份將令每股盈利及股東資金回報增加，及不會削弱本公司之資產負債表或其進行其他投資之能力，因此將為股東帶來長遠利益。所有該等購回之股份已被註銷。購回股份詳情如下：

Month	Number of shares purchased 購回股份數目	Highest price paid per share 每股最高價格 *(HK$港元)*	Lowest price paid per share 每股最低價格 *(HK$港元)*	Aggregate price 總價格 *(HK$港元)*	月份
January 2002	126,600	12.35	11.90	1,538,630	二零零二年一月

As at 31st December 2002, 166,324,850 shares were in issue (31st December 2001: 166,451,450 shares).

於二零零二年十二月三十一日，已發行股份為166,324,850股(二零零一年十二月三十一日為166,451,450股)。

Agreement for services

There is an agreement for services, in respect of which the John Swire & Sons Limited group provides services to Hong Kong Aircraft Engineering Company Limited and its subsidiary and under which costs are reimbursed and a fee payable. The counter party was John Swire & Sons Limited (JS&S) until 30th June 2002 and has been John Swire & Sons (H.K.) Limited (JS&SHK), a wholly-owned subsidiary of JS&S, since 1st July 2002. The agreement can be terminated by either party giving not less than twelve months' notice of termination expiring on 31st December 2004 or any subsequent 31st December.

Peter Johansen as a director and shareholder of JS&S is interested in this agreement. Davy Ho Cho Ying, David Turnbull and Tony Tyler are directors of JS&SHK and therefore have an interest in the agreement with JS&SHK.

服務協議

就英國太古集團為香港飛機工程有限公司及其附屬公司提供服務，以及有關支付服務成本及費用等事宜，雙方已訂立服務協議。二零零二年六月三十日之前，協議另一方為英國太古集團有限公司；自二零零二年七月一日起則為香港太古集團有限公司，該公司乃英國太古集團有限公司之全資附屬公司。協議任何一方均可給予不少於十二個月通知於二零零四年十二月三十一日或此後任何年份之十二月三十一日終止該協議。

容漢新作為英國太古集團有限公司之董事兼股東，在該協議中有利益關係。何祖英、唐寶麟及湯彥麟均為香港太古集團有限公司董事，因此在與香港太古集團有限公司訂立之協議中有利益關係。

主要顧客及供應商

年內，本集團之五大顧客及供應商分別佔本公司銷售額百分之七十一及採購額百分之四十。本集團之最大顧客國泰航空有限公司佔本公司銷售額百分之四十三，而最大供應商香港機場管理局則佔本公司採購額百分之十一。

據董事局所知，並無董事、彼等之聯繫人士或任何擁有百分之五以上本公司已發行股本之股東(國泰航空有限公司除外)，持有在上文披露之顧客或供應商之權益。

董事

芳名列於第十四頁及第十五頁之現任董事中，馬海文及梁國權分別於二零零二年二月一日及二零零三年三月四日獲委任。此外，羅基富及劉廣全出任董事分別直至二零零二年一月三十一日及二零零二年七月三十一日退休為止。其餘所有董事皆於年內全年任職，並於本報告書公佈之日仍然在任。

於本年度內之不同時間，簡柏基及米高嘉道理出任代董事。

根據本公司章程第九十三條，所有董事在通過普通決議案獲選後，均須於第三屆股東週年大會上告退。根據上述規定，陳炳傑、何祖英、湯彥麟及吳樹熾博士於本年輪值告退，但因符合資格均願候選連任。

梁國權根據本公司章程第九十一條於上屆股東週年大會上獲委任為董事，亦於本年輪值告退，但因符合資格願候選連任。

Major customers and suppliers

71% of sales and 40% of purchases during the year were attributable to the Group's five largest customers and suppliers respectively. 43% of sales were made to the Group's largest customer, Cathay Pacific Airways Limited while 11% of purchases were made from the largest supplier, Airport Authority of Hong Kong.

No Director, their associates or any shareholder who to the knowledge of the Directors owns more than 5% of the Company's issued share capital (other than in respect to Cathay Pacific Airways Limited) has an interest in the customers or suppliers disclosed above.

Directors

Of the present Directors whose names are listed on pages 14 and 15, Mark Hayman and Lincoln Leong Kwok Kuen were appointed on 1st February 2002 and 4th March 2003 respectively. In addition, Keith William Law and Stephen Lau Kwong Chuen served as Directors until their retirement on 31st January 2002 and 31st July 2002 respectively. All the remaining Directors served throughout the year and still hold office at the date of this report.

At various times during the year, Chris Gibbs and The Hon Michael Kadoorie served as alternate Directors.

Article 93 of the Company's Articles of Association provides for all Directors to retire at the third Annual General Meeting following their election by ordinary resolution. In accordance therewith Chan Ping Kit, Davy Ho Cho Ying, Tony Tyler and Dr Alex Wu Shu Chih retire this year and being eligible, offer themselves for re-election.

Lincoln Leong Kwok Kuen having been appointed to the Board under Article 91 of the Articles of Association of the Company since the last Annual General Meeting, also retires and being eligible, offers himself for election.

No Director has a service contract with the Company that is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

各董事均無與本公司訂有不可由僱主免付賠償金(法定之賠償金除外)而於一年內終止之服務合約。

Details of Directors' remuneration are provided in note 4 to the Accounts.

董事酬金詳情見賬目附註第4條。

Corporate governance

The Company has complied throughout the year with the Code of Best Practice as set out in the Listing Rules (Main Board).

公司管治

本公司全年均遵守上市規則(主版)內之最佳應用守則。

Directors' interests

At 31st December 2002, the beneficial interests of the Directors in the shares of the Company, as recorded in the register maintained under section 29 of the Securities (Disclosures of Interests) Ordinance (SDI) were as follows:

董事權益

於二零零二年十二月三十一日，根據證券(披露權益)條例(披露權益條例)第二十九條須設立之名冊內所登記，各董事在本公司之股份中有實益如下:

	Personal 個人權益	Other 其他權益	Total 總計	
The Hon Michael Kadoorie (alternate Director)	–	3,782,886*	3,782,886	米高嘉道理(代董事)
Dinty Dickson Leach	112,000	–	112,000	李德信

* *By virtue of the SDI, The Hon Michael Kadoorie and his family were deemed to be interested in 3,782,886 shares in the Company, which are held through discretionary trusts.*

* *依據披露權益條例之規定，米高嘉道理及其家族透過全權信託被視為在本公司該批3,782,886股股份中有利益關係。*

Neither during nor prior to the year under review, has any right been granted to, or exercised by, any Director of the Company, or to or by the spouse or minor child of any Director, to subscribe for shares, warrants or debentures of the Company.

在本年度內或之前，本公司之任何董事或彼等之配偶或未成年子女並無獲授權或行使權利，以認購本公司股份、認股權證或債券。

Other than as stated above, the Directors of the Company held no interests, whether beneficial or non-beneficial, in the share capital or warrants of the Company or its associated corporations (within the meaning of SDI).

除上述外，本公司之董事並無實益或非實益擁有本公司或其相聯法團之股本或認股權證(定義見披露權益條例)。

At no time during the year did any Director, other than as stated in this report, have a beneficial interest, whether directly or

在本年度任何期間內，除在此報告內所述外，本公司或其任何相聯法團所簽訂之重要合約，概無董事在其中直接或間接擁有重大實益。

在本年度任何期間內，本公司或其任何相聯法團，概無任何安排，使公司董事得以購買本公司或其他法人團體之股份或債券而獲利。

indirectly, in a contract to which the Company, or any of its associated corporations was a party, which was of significance and in which the Director's interest was material.

At no time during the year was the Company, or any of its associated corporations, a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

主要股東

根據披露權益條例第十六(一)條須設立之主要股東名冊顯示，於二零零二年十二月三十一日，本公司已獲通知以下之權益，相等於本公司已發行股本百分之十或以上。此等權益不包括在上述各董事之披露權益內。

Substantial shareholders

The register of substantial shareholders maintained under Section 16(1) of the SDI shows that at 31st December 2002, the Company had been notified of the following interests, being 10% or more of the Company's issued share capital. These interests are in addition to those disclosed above in respect of the Directors.

		Number of shares 股份數目		
John Swire & Sons Limited	英國太古集團有限公司	99,649,103		
John Swire & Sons (H.K.) Limited	香港太古集團有限公司	99,649,103)	Duplications of John Swire	與英國太古集團有限公司
Swire Pacific Limited	太古股份有限公司	99,649,103)	& Sons Limited's holding	之持股量重複
Cathay Pacific Airways Limited	國泰航空有限公司	45,649,686)		

核數師

在即將舉行之股東週年大會上將動議通過再聘請羅兵咸永道會計師事務所為本公司核數師之決議案。

承董事局命

主席

唐寶麟

香港，二零零三年三月四日

Auditors

A resolution for the re-appointment of PricewaterhouseCoopers as Auditors of the Company is to be proposed at the forthcoming Annual General Meeting.

By order of the Board

David Turnbull

Chairman

Hong Kong, 4th March 2003

Consolidated profit and loss account 綜合損益賬

for the year ended 31st December 2002 截至二零零二年十二月三十一日止年度

(in HK$ Million)	Note 附註	**2002**	2001	*(港幣百萬元)*
Turnover	*2(l)*	**2,078**	1,994	**營業總額**
Operating expenses:				**營業開支：**
Staff remuneration	*3*	**(1,040)**	(1,052)	職員薪酬
Cost of direct material/job expenses		**(367)**	(431)	直接材料費用/工作開支
Depreciation	*12*	**(126)**	(103)	折舊
Operating lease rentals – land & buildings		**(55)**	(60)	營業租賃租金 — 土地及樓宇
Auditors' remuneration		**(1)**	(1)	核數師酬金
Changes in work in progress		**(50)**	33	未完工程變動
Other operating expenses		**(236)**	(222)	其他營業開支
Movements in doubtful debt and stock obsolescence provisions		**70**	(54)	呆賬及存貨報廢準備變動
Profit on sale of staff housing	*5*	**–**	7	出售員工房屋溢利
Profit on sale of business to a jointly controlled company	*6*	**–**	7	出售業務予一家共控公司溢利
Operating profit		**273**	118	**營業溢利**
Net finance income	*7*	**3**	9	**財務收入淨額**
Net operating profit		**276**	127	**營業淨溢利**
Share of results of jointly controlled companies	*14*	**262**	222	**應佔共控公司業績**
Profit before taxation		**538**	349	**除税前溢利**
Taxation	8	**(73)**	(37)	**税項**
Profit after taxation		**465**	312	**除税後溢利**
Minority interest		**–**	–	**少數股東權益**
Profit attributable to shareholders	9	**465**	312	**股東應佔溢利**
Dividends				**股息**
Interim – paid		**47**	38	中期 – 已付
Final – proposed		**76**	70	末期 – 擬派
Special – proposed		**416**	–	特別 – 擬派
	10	**539**	108	
Earnings per share	*11*	**HK$2.80**	HK$1.87	**每股盈利**
Dividends per share	*10*			**每股股息**
Interim		**HK$0.28**	HK$0.23	中期
Final		**HK$0.46**	HK$0.42	末期
Special		**HK$2.50**	–	特別
Total		**HK$3.24**	HK$0.65	合共

The notes on pages 29 to 47 form part of these accounts.

由第二十九頁至第四十七頁之附註均屬此賬目之一部份。

Consolidated balance sheet 綜合資產負債表

at 31st December 2002 二零零二年十二月三十一日結算

(in HK$ Million)	Note 附註	**2002**	2001	*(港幣百萬元)*
Fixed assets	*12*	**1,597**	1,636	**固定資產**
Investment in jointly controlled companies	*14*	**1,070**	869	**在共控公司的投資**
Deferred items				**遞延項目**
Staff loans		**5**	5	職員借款
Promissory note	*15(a)*	**2**	4	期票
Interest receivable		**–**	38	應收利息
Retirement benefit assets	*16*	**156**	–	退休金資產
Deferred taxation	*15(b)*	**(118)**	(58)	遞延稅項
		45	(11)	
Current assets				**流動資產**
Stocks of aircraft parts	*17*	**68**	70	飛機零件存貨
Work in progress	*17*	**69**	119	未完工程
Debtors and prepayments	*18*	**273**	188	應收及預付賬項
Staff loans		**–**	171	職員借款
Amounts due from jointly controlled companies		**11**	18	應收共控公司款項
Deposits and bank balances	*22(d)*	**547**	125	存款及銀行結存
		968	691	
Current liabilities				**流動負債**
Creditors and accruals	*18*	**385**	352	應付及應計賬項
Term loan due within one year	*21*	**3**	3	一年內期滿之長期借款
Amount due to jointly controlled companies		**6**	5	應付共控公司款項
		394	360	
Net current assets		**574**	331	**流動資產淨值**
		3,286	2,825	
Financed by:				*資本來源：*
Share capital	*19*	**166**	166	**股本**
Reserves	*20*	**3,011**	2,547	**儲備**
Shareholders' equity		**3,177**	2,713	**股東股權**
Minority interest		**5**	5	**少數股東權益**
Long term loan	*21*	**104**	107	**長期借款**
		3,286	2,825	

David Turnbull 董事

Dinty Dickson Leach 唐寶麟

Directors 李德信

Hong Kong, 4th March 2003 香港，二零零三年三月四日

The notes on pages 29 to 47 form part of these accounts.

由第二十九頁至第四十七頁之附註均屬此賬目之一部份。

Company balance sheet 公司資產負債表

at 31st December 2002 二零零二年十二月三十一日結算

(in HK$ Million)	Note 附註	**2002**	2001	*(港幣百萬元)*
Fixed assets	*12*	**1,597**	1,636	**固定資產**
Subsidiary company	*13*	**–**	–	**附屬公司**
Investment in jointly controlled companies	*14*	**499**	485	**在共控公司的投資**
Deferred items				**遞延項目**
Staff loans		**5**	5	職員借款
Promissory note	*15(a)*	**2**	4	期票
Interest receivable		**–**	38	應收利息
Retirement benefit assets	*16*	**156**	–	退休金資產
Deferred taxation	*15(b)*	**(118)**	(58)	遞延稅項
		45	(11)	
Current assets				**流動資產**
Stocks of aircraft parts	*17*	**68**	70	飛機零件存貨
Work in progress	*17*	**69**	119	未完工程
Debtors and prepayments	*18*	**273**	188	應收及預付賬項
Staff loans		**–**	171	職員借款
Amounts due from jointly controlled companies		**11**	18	應收共控公司款項
Deposits and bank balances		**534**	112	存款及銀行結存
		955	678	
Current liabilities				**流動負債**
Creditors and accruals	*18*	**380**	346	應付及應計賬項
Term loan due within one year	*21*	**3**	3	一年內期滿之長期借款
Amount due to jointly controlled companies		**6**	5	應付共控公司款項
		389	354	
Net current assets		**566**	324	**流動資產淨值**
		2,707	2,434	
Financed by :				*資本來源：*
Share capital	*19*	**166**	166	**股本**
Reserves	*20*	**2,437**	2,161	**儲備**
Shareholders' equity		**2,603**	2,327	**股東股權**
Long term loan	*21*	**104**	107	**長期借款**
		2,707	2,434	

David Turnbull
Dinty Dickson Leach
Directors

董事
唐寶麟
李德信

Hong Kong, 4th March 2003

香港，二零零三年三月四日

The notes on pages 29 to 47 form part of these accounts.

由第二十九頁至第四十七頁之附註均屬此賬目之一部份。

Consolidated cash flow statement 綜合現金流量表

for the year ended 31st December 2002 *截至二零零二年十二月三十一日止年度*

(in HK$ Million)	Note 附註	**2002**	2001	*(港幣百萬元)*
Cash flow from operating activities				**營業現金流量**
Cash generated from operations	*22(a)*	**400**	267	營業產生之現金
Interest paid		**(9)**	(10)	已付利息
Interest received		**49**	12	已收利息
Net cash inflow from operating activities		**440**	269	**營業現金流入淨額**
Cash flows from investing activities				**投資業務之現金流量**
Purchase of fixed assets		**(87)**	(45)	購買固定資產
Sale of fixed assets		**–**	9	出售固定資產
Investment in jointly controlled companies		**(1)**	(31)	在共控公司之投資
Loans advanced to jointly controlled companies		**(20)**	(22)	予共控公司借款
Dividends received from jointly controlled companies		**40**	10	已收共控公司之股息
Net decrease in staff loans		**171**	28	職員借款減少淨額
Net increase in short-term deposits maturing after three months		**(60)**	(1)	逾三個月定期之短期存款增加淨額
Net cash inflow/(outflow) from investing activities		**43**	(52)	**投資業務之現金流入／(流出)淨額**
Cash flows from financing				**融資之現金流量**
Repayment of term loan		**(3)**	(3)	償還長期借款
Purchase of Company's shares		**(1)**	(7)	購回本公司股份
Dividends paid to shareholders		**(117)**	(101)	已付予股東之股息
Net cash outflow from financing		**(121)**	(111)	**融資之現金流出淨額**
Increase in cash and cash equivalents		**362**	106	**現金及現金等價物增加**
Cash and cash equivalents at beginning of the year		**113**	7	年初結算之現金及現金等價物
Cash and cash equivalents at end of the year	*22(c)*	**475**	113	**年終結算之現金及現金等價物**

The notes on pages 29 to 47 form part of these accounts.

由第二十九頁至第四十七頁之附註均爲此賬目之一部份。

Consolidated statement of changes in equity 綜合股權變動表

for the year ended 31st December 2002 截至二零零二年十二月三十一日止年度

(in HK$ Million)	Note 附註	**2002**	2001	*(港幣百萬元)*
Total equity at 1st January, as previously reported		**2,713**	2,509	一月一日結算之股權總計，如之前報告
Change in accounting policy	*20*	**117**	–	會計政策改變
Total equity at 1st January, as restated		**2,830**	2,509	一月一日結算之股權總計，如重列
Profit attributable to shareholders	*20*	**465**	312	股東應佔溢利
Repurchase of own shares				購回本公司股份
– shares repurchased and cancelled	*19*	**–**	(1)	– 購回及註銷股份
– premium paid on repurchase	*20*	**(1)**	(6)	– 購回溢價
Dividends paid	*20*	**(117)**	(101)	已付股息
Total equity at 31st December		**3,177**	2,713	十二月三十一日結算之股權總計

The notes on pages 29 to 47 form part of these accounts.

由第二十九頁至第四十七頁之附註均屬此賬目之一部份。

1. Principal activities

The Hong Kong Aircraft Engineering Company Limited Group is primarily engaged in the business of commercial aircraft overhaul and maintenance in Hong Kong. The principal activities of the Group's jointly controlled companies are set out on page 47.

The Company is engaged in the business of maintenance, modification and repair of commercial aircraft in Hong Kong. No further business segmental information has therefore been reported.

The Group's jointly controlled companies, all of which are engaged in the same business as the Company, operate both in Hong Kong and overseas. Financial summaries of the jointly controlled companies are provided under note 14.

1. 主要業務

香港飛機工程有限公司主要在香港從事商用飛機大修及維修業務。本集團之共控公司之主要業務見第四十七頁。

本公司在香港從事商用飛機維修、改裝及修理業務，因此並無報告進一步之業績分項資料。

集團之共控公司全皆經營與本公司相同之業務，於香港及海外營運。共控公司之財務概要於附註14列述。

2. Statement of principal accounting policies

(a) Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants (HKSA). They have been prepared under the historical cost convention.

In the current year, the Group adopted the following Statements of Standard Accounting Practice (SSAP) issued by the HKSA which are effective for accounting periods commencing on or after 1st January 2002:

SSAP 1 (revised)	Presentation of financial statements
SSAP 11 (revised)	Foreign currency translation
SSAP 15 (revised)	Cash flow statements
SSAP 34	Employee benefits

(b) Basis of consolidation

The consolidated accounts incorporate the accounts of Hong Kong Aircraft Engineering Company Limited and its subsidiary company made up to 31st December.

The results of the subsidiary company are included in the consolidated profit and loss account and the minority interest therein is deducted from the consolidated profit after taxation.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated upon consolidation.

(c) Subsidiary company

A subsidiary is a company in which the Group has an interest of more than one half of the voting powers or otherwise has the power to govern the financial and operating policies.

(d) Jointly controlled companies

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity of the entity.

2. 主要會計政策說明

(a) 編製原則

各項賬目乃按照香港普遍接納之會計原則編製，並符合香港會計師公會頒佈之會計準則。各項賬目乃根據歷史成本常規編製。

在本年度，本集團採用以下由香港會計師公會頒佈之會計實務準則，於二零零二年一月一日或之後開始之會計期間生效：

會計實務準則第一號(修訂)	「財務報表之呈列」
會計實務準則第十一號(修訂)	「外幣折算」
會計實務準則第十五號(修訂)	「現金流量表」
會計實務準則第三十四號	「僱員福利」

(b) 綜合原則

綜合賬目包括香港飛機工程有限公司及其附屬公司結算至十二月三十一日之賬目。

附屬公司之業績已包括於綜合損益賬內，其中少數股東權益則自除税後綜合溢利扣除。

公司間交易、結存及集團公司間交易之未變現利益，均於合併時沖銷。

(c) 附屬公司

附屬公司乃指本集團持有逾半數投票權之權益或有權管治其財務及營業政策之公司。

(d) 共控公司

合資聯營乃一項合約安排，由集團及其他夥伴進行一項經濟活動，而該項經濟活動為共同控制，沒有一名參與之夥伴能對該實體之經濟活動進行單方面控制。

The consolidated profit and loss account includes the Group's share of results of jointly controlled companies. In the consolidated balance sheet, the investment in jointly controlled companies represents the Group's share of net assets. In the Company's balance sheet, investments in jointly controlled companies are stated at cost less provision for permanent diminution in value, if any.

綜合損益賬包括本集團在共控公司之應佔業績。在綜合資產負債表上，在共控公司之投資相等於本集團應佔資產淨值。在本公司資產負債表內，在共控公司之投資按成本扣除永久之減值準備(如有)列賬。

(e) Goodwill

Goodwill arising on consolidation represents the excess of cost of acquisition of subsidiary and jointly controlled companies over the Group's share of the fair value ascribed to the separable net assets at the date of acquisition. All goodwill arising before 1st January 2001 was eliminated against revenue reserve. Goodwill incurred after 1st January 2001 is capitalised in the balance sheet and is amortised to the profit and loss account on a straight-line base over its estimated useful economic life.

Any impairment arising on goodwill is recognised in the profit and loss account immediately.

(e) 商譽值

綜合賬目所產生之商譽值，即收購附屬公司及共控公司之成本超過在收購當天本集團在可分資產淨值中應佔之公平價值。所有於二零零一年一月一日前產生之商譽值已於收益儲備中撇銷。二零零一年一月一日後產生之商譽值均需於資產負債表內資本化，及根據其估計之有效期以直線攤銷法計入損益賬中。

任何於商譽值產生之減值即時於損益賬中確認。

(f) Foreign currencies

Foreign currency denominated monetary assets and liabilities and the balance sheets, are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. Foreign currency transactions during the year are translated at the market exchange rates ruling at the transaction dates. Exchange differences are reflected in the profit and loss account except for unrealised differences on net investments in foreign jointly controlled companies which are taken directly to revenue reserve.

On adoption of SSAP 11 (revised), the profit and loss accounts of foreign jointly controlled entities denominated in foreign currencies are translated at the weighted average exchange rates during the year. This is a change in accounting policy from previous years where these were translated at the balance sheet date. The effect of such change is not material to the accounts.

(f) 外幣

以外幣為單位之貨幣資產及負債及資產負債表，經按資產負債表結算日之兌換率化為港元。年內之外幣交易以交易日之市場匯兌率換算。兌換盈虧已列入損益賬，但於外國共控公司之投資淨額之未變現差額則除外，該等差額直接計入收益儲備內。

因採用會計實務準則第十一號(修訂)，以外幣計值之外國共控公司之損益賬於年內以加權平均匯率折算。此會計政策與往年不同，往年此等損益賬均以資產負債表結算日之兌換率折算。此變動未有對損益賬造成重大影響。

(g) Assets under operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases.

Payments made and due under operating lease agreements are aggregated and charged to operating profit evenly over the periods of the respective leases.

(g) 營業租賃資產

當絕大部分資產之回報及風險擁有權為租賃公司所持有，租賃當作營業租賃入賬。

按營業租賃協議支付或應付之租賃費用，經合併計算按租賃期平均列入營業溢利賬中支銷。

(h) Fixed assets and depreciation

Fixed assets are carried at cost less depreciation.

Rates of depreciation are calculated to write off the cost of fixed assets over the estimated useful lives of the assets.

Any land premium payable on acquisition of leasehold land is depreciated from the date of occupation over the remaining lease period. The estimated useful lives of buildings range from 20 to 40 years. Facilities are depreciated over 20 years from the date of occupation. Plant and buildings under construction are not depreciated.

(h) 固定資產及折舊

固定資產按成本減折舊列賬。

折舊率按固定資產之估計可供使用年期撇銷其成本計算。

任何購買租賃土地應付之土地溢價由佔用當天起於餘下之租賃期內折舊。樓宇之估計可供使用年期由二十年至四十年不等。設施由佔用當天起分二十年折舊。興建中廠房及樓宇不予折舊。

The estimated useful life of certain buildings were revised in 2002. While such buildings were designed to have a 40-year life, the Directors have decided that it is more appropriate that these facilities are amortised over the period of the franchise agreement of 20 years.

Where the carrying amount of an asset is greater than its estimated recoverable amount, an impairment loss is recognised to reduce the asset to its recoverable amount.

The depreciation rates in use for other assets are as follows:

Equipment, plant and machinery	10% to 33%
Motor vehicles	20%

The gain or loss on disposal of a fixed asset represents the difference between the net sales proceeds and the carrying amount of the asset, and is recognised in the profit and loss account.

(i) Stocks and work in progress
Stocks and work in progress are stated at the lower of cost, calculated on a weighted average basis, and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(j) Cash and cash equivalents
Deposits and bank balances are carried in the balance sheet at cost.

For the purposes of the cash flow statement, cash and cash equivalents comprise cash in hand, amounts repayable on demand from banks and financial institutions and short-term liquid investments which were within three months of maturity when acquired.

(k) Deferred taxation
Provision is made for deferred taxation at current rates of taxation using the liability method for all material timing differences except where it is considered that no liability or asset will arise in the foreseeable future.

(l) Turnover and revenue recognition
Turnover is the aggregate of amounts invoiced to customers. Invoices are raised either on completion or on stage completion depending on the terms of individual contracts. For incomplete contract work, revenue recognised represents cost of work incurred which is valued on the same basis as work in progress. Total revenue recognised for the completed contract is equal to the aggregate of amounts invoiced for the contract. Finance income is recognised on an accruals basis. Dividend income is recognised when the right to receive payment is established.

(m) Staff benefits

(i) Retirement benefits
The Company offers either the Mandatory Provident Fund (MPF) or one of two defined benefit retirement schemes to staff. The latter schemes are held under trust arrangements and actuarially valued as required on a regular basis using a prospective actuarial valuation method. They are funded in accordance with the actuarial recommendation.

若干樓宇之估計可供使用年期已於二零零二年修訂。雖然此等樓宇在設計上有四十年之使用年期，但董事局決定此等設施應按專營權協議二十年期攤銷。

如資產之賬面值高於其估計可收回值，則列算一項資本虧損以將資產值減至其可收回值。

其他資產使用之折舊率如下：

設備、廠房及機器	10%至33%
汽車	20%

出售固定資產損益乃指出售淨收入與資產賬面值之差額，並已列入損益賬中。

(i) 存貨及未完工程
存貨及未完工程按以加權平均基準計算之成本與可變現淨值兩者中之較低者入賬。可變現淨值乃按預期出售收入減估計銷售開支而釐定。

(j) 現金及現金等價物
存款及銀行結存已按成本記入資產負債表中。

為編製現金流量表，現金及現金等價物包括庫存現金、銀行及財務機構催繳時須清還之款項及於購入時三個月內期滿之短期流動投資。

(k) 遞延税項
除非認為在可預見之將來內沒有負債或資產之税務影響，否則所有重大時間差別以負債法按現時税率作出遞延税項準備。

(l) 營業總額及收益認算
營業總額為開給顧客發票之金額總數。發票根據個別合約條款於工程完畢後或按完成階段開出。未完工程之認算收入相等於按該工程估值基準計算之工程成本。完成工程之總認算收入為就該合約開出發票金額總數。財務收入按應計基準認算。股息收入於確定有權接受款項後認算。

(m) 僱員福利

(i) 退休福利
本公司讓其僱員選擇參加強制性公積金(強積金)或兩項界定退休福利計劃其中一項。兩項界定退休福利計劃以信託協議持有，定期要求精算師以預期精算之估值方法予以估值。此等計劃乃根據精算建議供款。

On adoption of SSAP 34, contributions to the MPF continue to be charged to the profit and loss account as incurred. For the two defined benefit schemes, retirement benefit costs, which are assessed using the projected unit credit method, are charged to the profit and loss account. Under this method, plan assets are measured at fair value; retirement benefit obligations are measured as the present value of the estimated future cash flows by reference to market yields on Exchange Fund Notes, which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses to the extent of the amount in excess of 10% of the greater of the present value of the plan obligations and the fair value of plan assets are recognised in the consolidated profit and loss account over the expected average remaining service lives of the participating employees. This differs from that for previous years when retirement benefit costs were assessed using the attained age normal method and obligations were discounted at the expected rate of return on plan assets. The opening revenue reserve at 1st January 2002 has been increased by HK$117 million as a result of the initial transitional surplus net of deferred tax determined as above. Comparatives have not been restated as there is no material difference in the 2001 charge to the profit and loss account under the old and new policy. More details are provided under note 16.

採用會計實務準則第三十四號後，強積金供款繼續如數記入損益賬內。而兩項界定福利計劃則用預計單位貸記法估量之退休福利費用入賬。按照此法，計劃資產按公平值衡量，而退休福利責任則參考期限與外滙基金票據之相若負債之市場孳息率，以預計其未來現金流量，再折算為現值。精算盈虧以計劃責任現值或計劃資產公平值兩者之間較大者百分之十為限，超過此上限之金額將按參與之僱員之預期平均餘下服務年期，在綜合損益賬中認算。這與往年之做法不同，因往年退休福利費用採用已達工齡法評估，而責任則按計劃資產預期回報率折算。上述確定之初期過渡時期盈餘扣除遞延稅項後，令二零零二年一月一日結算之期初收益儲備增加港幣一億一千七百萬元。由於新舊政策未有對二零零一年記入損益賬之賬項造成重大影響，因此比較數字未有重列。進一步之詳情於附註16列述。

(ii) Staff leave entitlements
Costs related to staff annual leave are recognised as the leave accrues to staff.

(ii) 僱員可享有之假期
與僱員年假相關之費用獲認算為僱員應計假期。

(n) Related parties

Related parties are individuals and companies, including subsidiaries and jointly controlled companies, where the individual, company, or group has the ability, directly or indirectly, to control the other party or exercise significant influence over the party in making financial and operating decisions.

(n) 有關連人士

有關連人士指個人及公司，包括附屬公司及共控公司，其個人、公司或集團有能力直接或間接控制另一方，或可在財務及營運決策上對另一方行使重大影響力。

3. Staff remuneration

Total staff remuneration for 2002 was HK$1,040 million (2001 : HK$1,052 million). The five highest paid employees included four (2001 : four) directors whose remuneration is shown in note 4. The remuneration of the remaining one (2001 : one) highest paid employees comprises:

3. 職員薪酬

二零零二年之職員薪酬合共港幣十億四千萬元(二零零一年為港幣十億五千二百萬元)。五名最高薪職員中包括四名(二零零一年為四名)董事，其薪酬見附註4。餘下一名(二零零一年為一名)最高薪職員之薪酬包括：

(in HK$ Million)	**2002**	2001	*(港幣百萬元)*
Salaries, allowances and benefits in kind	**3**	2	薪金、津貼及實物利益

4. Directors' remuneration

4. 董事酬金

(in HK$ Million)	**2002**	2001	*(港幣百萬元)*
Pension scheme contributions	**3**	1	退休金計劃供款
Salaries, allowances and benefits in kind	**21**	14	薪金、津貼及實物利益
	24	15	

	Number of directors 董事人數		
Distribution of Directors' remuneration:			董事酬金分配：
HK$0.0M – HK$1.0M	**8**	10	港幣零元至港幣一百萬元
Over HK$1.0M – HK$1.5M	**2**	–	港幣一百萬元以上至港幣一百五十萬元
Over HK$1.5M – HK$2.0M	**–**	–	港幣一百五十萬元以上至港幣二百萬元
Over HK$2.0M – HK$2.5M	**1**	1	港幣二百萬元以上至港幣二百五十萬元
Over HK$2.5M – HK$3.0M	**1**	1	港幣二百五十萬元以上至港幣三百萬元
Over HK$3.0M – HK$3.5M	**–**	–	港幣三百萬元以上至港幣三百五十萬元
Over HK$3.5M – HK$4.0M	**–**	–	港幣三百五十萬元以上至港幣四百萬元
Over HK$4.0M – HK$4.5M	**1**	1	港幣四百萬元以上至港幣四百五十萬元
Over HK$4.5M – HK$5.0M	**–**	–	港幣四百五十萬元以上至港幣五百萬元
Over HK$5.0M – HK$5.5M	**–**	1	港幣五百萬元以上至港幣五百五十萬元
Over HK$5.5M – HK$6.0M	**1**	–	港幣五百五十萬元以上至港幣六百萬元
Over HK$6.0M – HK$6.5M	**1**	–	港幣六百萬元以上至港幣六百五十萬元
	15	14	

Directors' fees paid to the independent non-executive Directors during the year totalled HK$0.1 million (2001 : HK$0.1 million); they received no other emoluments from the Company or its subsidiary company.

本年度內支付予獨立非常務董事之袍金總計港幣十萬元（二零零一年為港幣十萬元）；彼等並無向本公司或其附屬公司收取其他酬金。

5. Profit on sale of staff housing

In 2001, the Company disposed of the last residential unit at Twin Bay Villas, Clearwater Bay Road, Sai Kung, New Territories. This property was originally acquired in 1970 as staff quarter.

5. 出售員工房屋溢利

二零零一年，本公司出售了最後一個位於新界西貢清水灣道勝景別墅之住宅單位。此物業原於一九七零年購入以作為員工住所。

6. Profit on sale of business to a jointly controlled company

The profit in 2001 arose from the sale of the Company's wheel and brake business to Goodrich Asia-Pacific Limited.

6. 出售業務予一家共控公司溢利

二零零一年之溢利來自出售本公司之輪轂及掣動片業務予Goodrich Asia-Pacific Limited。

7. Net finance income

7. 財務收入淨額

(in HK$ Million)	2002	2001	(港幣百萬元)
Finance income	12	19	財務收入
Interest on bank loans and overdrafts	–	(1)	銀行借款及透支之利息
Interest on long term loan not wholly repayable within five years	(9)	(9)	毋須於五年內全部清還之長期借款利息
	3	9	

8. Taxation

8. 稅項

(in HK$ Million)	Note 附註	2002	2001	(港幣百萬元)
The taxation charge comprises:				稅項支出包括：
The Company and its subsidiary company:				本公司及其附屬公司：
Deferred tax	*15(b)*	(38)	(12)	遞延稅項
Share of taxation attributable to jointly controlled companies		(35)	(25)	應佔共控公司之稅項
		(73)	(37)	

No provision for Hong Kong profits tax has been made for the year as the Group's assessable profit is wholly absorbed by the tax losses brought forward. Overseas taxation is calculated at tax rates prevailing in the respective jurisdictions.

因集團之應課稅溢利已完全為前期稅項虧損所抵銷，所以未有為本年度香港利得稅作出準備。海外稅項乃按各司法管轄區所採用之稅率計算。

Provision has been made for all significant deferred taxation liabilities.

已為所有重大遞延稅項負債作出準備。

9. Profit attributable to shareholders

Of the profit attributable to shareholders, HK$277 million (2001 : HK$129 million) is dealt with in the accounts of the Company.

9. 股東應佔溢利

股東應佔溢利中，已計算於本公司賬項內為港幣二億七千七百萬元(二零零一年為港幣一億二千九百萬元)。

10. Dividends

10. 股息

(in HK$ Million)	2002	2001	(港幣百萬元)
Interim, paid on 23rd September 2002, of HK$0.28 per share (2001 : HK$0.23)	47	38	於二零零二年九月二十三日已派發之中期股息，每股港幣0.28元(二零零一年為港幣0.23元)。
Final, proposed, of HK$0.46 per share (2001: HK$0.42)	76	70	擬派末期股息每股港幣0.46元(二零零一年為港幣0.42元)。
Special, proposed, of HK$2.50 per share (2001: nil)	416	–	擬派特別股息每股港幣2.50元(二零零一年為零)。
	539	108	

At a Board meeting held on 4th March 2003, Directors recommended a final dividend and a special dividend of HK$0.46 and HK$2.50 per share respectively. The proposed dividends are not reflected as dividend payables in these accounts, but will be accounted for as an appropriation of the revenue reserve for the year ending 31st December 2003.

董事局於二零零三年三月四日舉行之董事局大會上，建議派發末期股息及特別股息分別為每股港幣0.46元及港幣2.50元。擬派股息不在此等賬目中反映為應付股息，但將列為截至二零零三年十二月三十一日止年度之收益儲備提撥。

11. Earnings per share

Earnings per share are calculated by reference to the profit attributable to shareholders of HK$465 million (2001 : HK$312 million) and to the weighted average of 166,329,738 (2001 : 166,945,373) ordinary shares in issue.

11.每股盈利

每股盈利乃根據股東應佔溢利港幣四億六千五百萬元（二零零一年為港幣三億一千二百萬元）及已發行之加權平均股份數目166,329,738股（二零零一年為166,945,373股）普通股計算。

12. Fixed assets

12.固定資產

(in HK$ Million)	Group and Company 集團及公司							(港幣百萬元)
	Land held in Hong Kong – on medium term lease 在香港持有之土地 – 中期租約	Buildings 樓宇	Plant, machinery and tools 廠房、機器及工具	Motor vehicles 汽車	Equipment and furniture 設備及傢俬	Plant and buildings under construction 興建中廠房及樓宇	Total held by Group and Company 集團及公司擁有總額	
Cost								*原價*
At 31st December 2001	21	1,066	927	114	65	4	2,197	二零零一年十二月三十一日結算
Additions and transfers	–	–	81	4	2	–	87	增置及轉撥
Disposals	–	–	(8)	(2)	(1)	–	(11)	出售
At 31st December 2002	**21**	**1,066**	**1,000**	**116**	**66**	**4**	**2,273**	二零零二年十二月三十一日結算
Depreciation								*折舊*
At 31st December 2001	1	93	333	80	54	–	561	二零零一年十二月三十一日結算
Charge for the year	1	54	54	13	4	–	126	本年度折舊
Disposals	–	–	(8)	(2)	(1)	–	(11)	出售
At 31st December 2002	**2**	**147**	**379**	**91**	**57**	**–**	**676**	二零零二年十二月三十一日結算
Net book value								*賬面淨值*
At 31st December 2002	**19**	**919**	**621**	**25**	**9**	**4**	**1,597**	二零零二年十二月三十一日結算
At 31st December 2001	20	973	594	34	11	4	1,636	二零零一年十二月三十一日結算

The estimated useful life of the hangar and its related backshops and offices has been revised to the length of the franchise agreement from the Airport Authority. As a result of amortising the remaining cost over the last 16 years of the franchise, the depreciation charge for the year has increased by HK$27 million.

機庫及其相關之支援工場及辦公室之估計可供使用年期已予修訂至相等於與機場管理局簽訂之專營權協議年期。因餘下之價值已按專營權最後十六年之年期攤銷，本年度之折舊費增加了港幣二千七百萬元。

13. Subsidiary company

The Company holds 60% of the 500,000 issued and paid ordinary shares of HK$1.00 each, totalling HK$300,000 (2001 : HK$300,000) in South China Aero Technology Limited (SCAT).

Principal activity of the subsidiary is set out on page 47.

13. 附屬公司

本公司擁有其附屬公司華南航空技術有限公司已發行及已全繳每股面值港幣一元之五十萬股普通股中百分之六十股權，總計港幣三十萬元(二零零一年為港幣三十萬元)。

附屬公司之主要業務列於第四十七頁。

14. Jointly controlled companies

14. 共控公司

	Group 集團		Company 公司		
(in HK$ Million)	**2002**	2001	**2002**	2001	*(港幣百萬元)*
Unlisted shares at cost	**237**	236	**237**	236	非上市原股值
Attributable post-acquisition profits	**600**	413	**–**	–	收購後應佔溢利
	837	649	**237**	236	
Goodwill	**(29)**	(29)			商譽
Share of net assets	**808**	620			應佔資產淨值
Loans due from jointly controlled companies	**263**	250	**263**	250	共控公司未還貸款
Loans due to jointly controlled companies	**(1)**	(1)	**(1)**	(1)	未還共控公司借款
	1,070	869	**499**	485	
Dividends received and receivable from jointly controlled companies			**40**	10	已收及應收共控公司股息

HK$76 million or 29% of the Group's share of the pre-tax results of the jointly controlled companies (2001 : HK$79 million or 36%) was contributed by companies operating in Mainland China while the remaining amounts were contributed by companies operating in Hong Kong.

The principal jointly controlled companies are shown on page 47.

集團應佔共控公司除稅前業績其中港幣七千六百萬元或百分之二十九(二零零一年為港幣七千九百萬元或百分之三十六)來自於中國內地營運之公司，餘下的來自於香港營運之公司。

主要共控公司列於第四十七頁。

14. Jointly controlled companies *(cont'd)*

The financial results of the jointly controlled companies at 31st December are as follows:

14. 共控公司 *(續)*

共控公司於十二月三十一日之財務業績如下：

(in HK$ Million)	HAESL 香港航空發動機維修服務公司		TAECO 廈門太古飛機工程公司		Others 其他		Total 總額		*(港幣百萬元)*
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001	
Turnover	**3,356**	3,279	**583**	591	**272**	184	**4,211**	4,054	營業總額
Operating profit	**403**	328	**160**	174	**49**	36	**612**	538	營業溢利
Net finance (charges)/income	**(20)**	(44)	**–**	1	**(2)**	(2)	**(22)**	(45)	財務(支出)／收入淨額
Share of results of associates	**(8)**	–	**(11)**	(15)	**–**	–	**(19)**	(15)	應佔聯屬公司業績
Profit before taxation	**375**	284	**149**	160	**47**	34	**571**	478	除稅前溢利
Taxation	**(62)**	(44)	**(7)**	(6)	**(7)**	(5)	**(76)**	(55)	稅項
Profit attributable to shareholders	**313**	240	**142**	154	**40**	29	**495**	423	股東應佔溢利
Dividends	**–**	–	**(39)**	–	**(43)**	(20)	**(82)**	(20)	股息
Surplus/(deficit) retained for the year	**313**	240	**103**	154	**(3)**	9	**413**	403	本年度保留盈餘／(逆差)
Funds employed:									資金運用：
Long-term assets	**819**	772	**838**	747	**141**	109	**1,798**	1,628	長期資產
Current assets	**1,211**	1,450	**187**	178	**138**	147	**1,536**	1,775	流動資產
	2,030	2,222	**1,025**	925	**279**	256	**3,334**	3,403	
Less: current liabilities	**666**	1,020	**103**	105	**151**	137	**920**	1,262	減：流動負債
	1,364	1,202	**922**	820	**128**	119	**2,414**	2,141	
Financed by:									資本來源：
Shareholders' equity and loans	**1,307**	980	**908**	805	**111**	95	**2,326**	1,880	股東股權及借款
Long-term liabilities	**57**	222	**14**	15	**17**	24	**88**	261	長期負債
	1,364	1,202	**922**	820	**128**	119	**2,414**	2,141	
Group's weighted average % shareholding in the year	**45.0%**	45.0%	**49.6%**	47.9%					集團於本年度之加權平均權益百分率
Group's attributable pre-tax profits	**169**	128	**74**	79	**19**	15	**262**	222	集團應佔除稅前溢利
Less: share of taxation thereon	**(28)**	(20)	**(3)**	(3)	**(4)**	(2)	**(35)**	(25)	減：其應佔之稅項
Group's share of profit attributable to shareholders	**141**	108	**71**	76	**15**	13	**227**	197	集團應佔股東溢利
Group's share of funds employed at 31st December	**588**	441	**447**	396	**35**	32	**1,070**	869	十二月三十一日結算集團應佔資金運用

15. Deferred items

(a) Promissory note

The promissory note from a third party, the final repayment date of which is in 2004, and which is irrevocable and interest-free, represents the balance of an instalment payment receivable from the sale of aircraft spare parts. The current portion of the promissory note is included under debtors and prepayments in current assets.

15. 遞延項目

(a) 期票

該項來自第三者，最後償還日期定於二零零四年之不可撤回及免息期票乃指來自出售飛機零件之應收分期付款結餘。期票之現有部分已納入流動資產賬之應收及預付賬內。

(b) Deferred taxation

(b) 遞延稅項

(in HK$ Million)	Group and Company 集團及公司	2002		2001	(港幣百萬元)
At 1st January, as previously reported		58		46	一月一日結算，如之前報告
Change in accounting policy to retirement benefits (Note 2(m))		22		–	會計政策對退休福利之改變（附註 2(m)）
At 1st January, as restated		80		46	一月一日結算，如重列
Transfer from/(to) profit and loss account					撥自／（撥往）損益賬
Current year charge	–		3		本年度支出
Offset of tax losses	38	38	9	12	抵銷稅項虧損
At 31st December		118		58	十二月三十一日結算
Provided in accounts in respect of:					在賬目中提撥以下項目：
Accelerated depreciation allowances		147		147	加速折舊免稅額
Offset of tax losses		(51)		(89)	抵銷稅項虧損
Other timing differences		22		–	其他時間差別
		118		58	

Provision has been made for all significant deferred taxation liabilities.

已為所有重大遞延稅項負債作出準備。

16. Retirement benefits

(a) Overall

Staff employed by the Company before 1st December 2000 were offered a choice between Hong Kong's Mandatory Provident Fund (MPF) and the defined benefit retirement schemes as described below. Since 1st December 2000, all new staff employed have been enrolled in the MPF.

The Hong Kong Aircraft Engineering Company Local Staff Retirement Benefits Scheme provides resignation and retirement benefits to its members, who are employed locally, upon their cessation of service with the Company. The Company meets the full cost of all benefits due by the Scheme to members, who are not required to contribute to the Scheme.

Similarly, the Hong Kong Aircraft Engineering Company Staff Retirement Benefits Scheme is for staff employed on expatriate terms. However, both members and the Company contribute to the Scheme.

Actuarial valuations of the two defined benefit schemes were performed by Watson Wyatt, an independent firm of actuaries, using the projected unit credit method.

16. 退休福利

(a) 總述

於二零零零年十二月一日前獲本公司聘用之僱員，可選擇參加香港的強制性公積金（強積金）計劃或下述之界定退休福利計劃。自二零零零年十二月一日起，所有新入職的僱員已加入強積金計劃。

香港飛機工程有限公司之本地僱員退休福利計劃，為其在本地僱用之員工離職時提供退休福利。公司承擔職員根據該計劃所享有之一切福利之全部費用，職員毋須向該計劃供款。

同樣地，香港飛機工程有限公司職員退休福利計劃乃為按海外僱傭條款僱用之職員而設。不過，職員及公司均須向該計劃供款。

該兩項界定退休福利計劃之精算估值由一間獨立之精算公司Watson Wyatt按預計單位貸記法計算。

16. Retirement benefits *(cont'd)*

16.退休福利 *(續)*

The retirement benefits costs recognised in the profit and loss account were as follows:

已在損益賬中確認之退休福利費用如下：

(in HK$ Million)	**2002**	2001	*(港幣百萬元)*
Local Staff Retirement Benefits Scheme	**47**	30	本地僱員退休福利計劃
Expatriate Staff Retirement Benefits Scheme	**1**	–	海外僱用職員退休福利計劃
MPF Scheme (@5% of staff's relevant income capped at HK$1,000/month)	**3**	2	強積金計劃(供款額為僱員有關收入百分之五，上限為每月港幣一千元)
	51	32	

(b) Defined benefits retirement schemes

(b)界定退休福利計劃

The amount recognised in the profit and loss account was made up as follows:

計入損益賬之數額結算如下：

	2002			
(in HK$ Million)	Local Scheme 本地僱員計劃	Expatriate Scheme 海外僱用職員計劃	Total 總額	*(港幣百萬元)*
Current service cost	**71**	**5**	**76**	本期服務費用
Interest cost	**86**	**5**	**91**	利息費用
Expected return on plan assets	**(110)**	**(9)**	**(119)**	計劃資產預期回報
Total	**47**	**1**	**48**	總額
Actual return on plan assets	**(110)**	**(10)**	**(120)**	計劃資產之實際回報

The amount recognised in the balance sheet was determined as follows:

於資產負債表中確認之數額如下：

	Group and Company 集團及公司			
	2002			
(in HK$ Million)	Local Scheme 本地僱員計劃	Expatriate Scheme 海外僱用職員計劃	Total 總額	*(港幣百萬元)*
Present value of funded obligations	**1,460**	**95**	**1,555**	已提撥責任之現值
Fair value of plan assets	**(1,244)**	**(112)**	**(1,356)**	計劃資產之公平值
Present value of unfunded obligations	**216**	**(17)**	**199**	未提撥責任之現值
Unrecognised actuarial losses	**(333)**	**(22)**	**(355)**	未確認精算虧損
Asset recognised in the balance sheet	**(117)**	**(39)**	**(156)**	已於資產負債表中確認之資產

16. Retirement benefits *(cont'd)* 16.退休福利 *(續)*

Movement in the asset recognised in the balance sheet:

已於資產負債表中確認之資產變動：

	Group and Company 集團及公司			
	2002			
(in HK$ Million)	Local Scheme 本地僱員計劃	Expatriate Scheme 海外僱用職員計劃	Total 總額	*(港幣百萬元)*
At 1st January	**(99)**	**(40)**	**(139)**	一月一日結算
Total expense – as shown above	**47**	**1**	**48**	總開支 – 如上列
Contributions paid	**(65)**	**–**	**(65)**	已付供款
At 31st December	**(117)**	**(39)**	**(156)**	十二月三十一日結算

Principal actuarial assumptions for the year:

本年度主要精算假設：

	2002	
Discount rate	**5%**	貼現率
Assumed rate of return on plan assets	**6%**	假設計劃資產回報率
Assumed rate of future salary increases	**2% for 2004 and 4% thereafter** **2004年為2%，之後為4%**	假設未來增薪率

17. Stocks and work in progress

Stocks and work in progress are stated at the lower of cost, calculated on a weighted average basis, and net realisable value. The carrying amount of stocks and work in progress at year end carried at net realisable value is HK$40 million (2001 : HK$52 million) and HK$7 million (2001 : HK$55 million) respectively. The remaining balance is carried at cost.

17.存貨及未完工程

存貨及未完工程按以加權平均基準計算之成本與可變現淨值兩者中之較低者入賬。於本年底結算，以可變現淨值估值之存貨及未完工程賬面值分別為港幣四千萬元(二零零一年為港幣五千二百萬元)及港幣七百萬元(二零零一年為港幣五千五百萬元)。餘下結餘以成本入賬。

18. Debtors and creditors

The credit terms given to customers vary and are generally based on their individual financial strengths. Credit evaluations of debtors are performed periodically to minimise any credit risk associated with receivables.

As at 31st December 2002, 97% of debtors (65% as at 31st December 2001) and 99% of creditors (93% as at 31st December 2001) were aged under six months.

18. 應收及應付賬項

給予顧客的信貸條件各不相同，一般視乎其個別的財務實力而定。本公司定期對債務人作信用評估，以盡量減低與應收款項有關的信貸風險。

二零零二年十二月三十一日結算，百分之九十七應收賬項(二零零一年十二月三十一日結算為百分之六十五)及百分之九十九應付賬項(二零零一年十二月三十一日結算為百分之九十三)之賬齡均低於六個月。

19. Share capital

19. 股本

	Company 公司 No. of shares 股份數目	Company 公司 HK$M 港幣百萬元	
Authorised:			*法定股本：*
Ordinary shares of HK$1.00 each			每股面值港幣1.00元普通股
At 31st December 2001 and 2002	210,000,000	210	二零零一年及二零零二年十二月三十一日結算
Issued and fully paid:			*發行及繳足股本：*
Ordinary shares of HK$1.00 each			每股面值港幣1.00元普通股
At 31st December 2000	166,983,450	167	二零零零年十二月三十一日結算
Shares repurchased and cancelled	(532,000)	(1)	購回及註銷股份
At 31st December 2001	166,451,450	166	二零零一年十二月三十一日結算
Shares repurchased and cancelled	**(126,600)**	**–**	購回及註銷股份
At 31st December 2002	**166,324,850**	**166**	二零零二年十二月三十一日結算

During the year under review, the Company repurchased 126,600 (2001 : 532,000) of its own shares on the Hong Kong Stock Exchange at an aggregate consideration of HK$1 million (2001 : HK$6 million).

All the shares repurchased were subsequently cancelled. An amount equal to the nominal value of the shares cancelled was transferred from the revenue reserve to the capital redemption reserve as disclosed in note 20.

在本年度內，本公司在香港聯合交易所以總代價港幣一百萬元(二零零一年為港幣六百萬元)購回共126,600股股份(二零零一年為532,000股)。

所有購回之股份隨即被註銷。誠如附註20所披露，一筆相等於已註銷股份面值之款項已由收益儲備撥入資本贖回儲備。

20. Reserves

20. 儲備

(in HK$ Million)	Revenue reserve 收益儲備 2002	Revenue reserve 收益儲備 2001	Capital redemption reserve 資本贖回儲備 2002	Capital redemption reserve 資本贖回儲備 2001	Total 總額 2002	Total 總額 2001	(港幣百萬元)
Group							*集團*
At 1st January, as previously reported	**2,528**	2,324	**19**	18	**2,547**	2,342	一月一日結算，如之前報告
Change in accounting policy to retirement benefits (Note 2(m))	**117**	–	**–**	–	**117**	–	會計政策對退休福利之改變(附註2(m))
At 1st January, as restated	**2,645**	2,324	**19**	18	**2,664**	2,342	一月一日結算，如重列
Profit attributable to shareholders	**465**	312	**–**	–	**465**	312	股東應佔溢利
Repurchase of own shares							購回本公司股份
– premium paid on repurchase	**(1)**	(6)	**–**	–	**(1)**	(6)	– 購回溢價
– transfer betweeen reserves	**–**	(1)	**–**	1	**–**	–	– 儲備轉撥
Previous year's final dividend paid	**(70)**	(63)	**–**	–	**(70)**	(63)	已付上年度末期股息
Current year's interim dividend paid	**(47)**	(38)	**–**	–	**(47)**	(38)	已付本年度中期股息
At 31st December	**2,992**	2,528	**19**	19	**3,011**	2,547	十二月三十一日結算
The Company	**2,384**	2,107	**19**	19	**2,403**	2,126	本公司
Subsidiary company	**8**	8	**–**	–	**8**	8	附屬公司
Jointly controlled companies	**600**	413	**–**	–	**600**	413	共控公司
	2,992	2,528	**19**	19	**3,011**	2,547	
Company							*公司*
At 1st January, as previously reported	**2,142**	2,121	**19**	18	**2,161**	2,139	一月一日結算，如之前報告
Change in accounting policy to retirement benefits (Note 2(m))	**117**	–	**–**	–	**117**	–	會計政策對退休福利之改變(附註2(m))
At 1st January, as restated	**2,259**	2,121	**19**	18	**2,278**	2,139	一月一日結算，如重列
Profit attributable to shareholders	**277**	129	**–**	–	**277**	129	股東應佔溢利
Repurchase of own shares							購回本公司股份
– premium paid on repurchase	**(1)**	(6)	**–**	–	**(1)**	(6)	– 購回溢價
– transfer between reserves	**–**	(1)	**–**	1	**–**	–	– 儲備轉撥
Previous year's final dividend paid	**(70)**	(63)	**–**	–	**(70)**	(63)	已付上年度末期股息
Current year's interim dividend paid	**(47)**	(38)	**–**	–	**(47)**	(38)	已付本年度中期股息
At 31st December	**2,418**	2,142	**19**	19	**2,437**	2,161	十二月三十一日結算

Distributable reserves of the Company at 31st December 2002, calculated under section 79B of the Hong Kong Companies Ordinance, amounted to HK$2,418 million (2001 : HK$2,142 million).

The revenue reserve includes HK$539 million (2001 : HK$70 million) representing final dividend and special dividend for the year under review (note 10).

根據香港公司條例第七十九(B)條計算，本公司於二零零二年十二月三十一日可分配之儲備為港幣二十四億一千八百萬元(二零零一年為港幣二十一億四千二百萬元)。

收益儲備包括本年度末期股息及特別股息(附註10)港幣五億三千九百萬元(二零零一年為港幣七千萬元)。

21. Long term loan

21.長期借款

(in HK$ Million)	Group and Company 集團及公司 2002	2001	(港幣百萬元)
Outstanding at 1st January	**110**	113	於一月一日未償還
Repayment during the year	**(3)**	(3)	於本年內償還
Balance at 31st December	**107**	110	十二月三十一日結算
Maturity profile:			還款期限：
Repayable within one year	**3**	3	於一年內償還
Repayable between one and two years	**4**	3	於一年至兩年內償還
Repayable between two and five years	**14**	13	於兩年至五年內償還
Repayable after five years	**86**	91	於五年後償還
	107	110	
Amount due within one year included under current liabilities	**(3)**	(3)	列入流動負債項下須於一年內償還款項
	104	107	

The loan is provided by Troon Limited, a subsidiary of Cathay Pacific Airways Limited, to the Company for the construction of storage areas for aircraft spares within the Company's facilities. The loan is unsecured and repayable over 40 semi-annual instalments from December 1998 to June 2018. It bears an interest rate of 8.35% per annum subject to review on the 10th anniversary. During the year, the interest incurred was HK$9 million (2001 : HK$9 million). The loan arrangement constitutes a transaction with a related party as defined in SSAP 20 "Related party disclosures".

該項借款由國泰航空有限公司之附屬公司 Troon Limited 提供予本公司，以在本公司的設施內興建飛機零件儲存庫。該項借款並無抵押，由一九九八年十二月至二零一八年六月分四十個半年期償還。年利率為百分之八點三五，於屆滿十周年時作出檢討。在本年內應付利息為港幣九百萬元(二零零一年為港幣九百萬元)。根據會計實務準則第二十號「有關連人士披露」界定，該項借款安排構成一項與一名有關連人士之交易。

22. Notes to the consolidated cash flow statement
22.綜合現金流量表附註

(in HK$ Million)	2002	2001	(港幣百萬元)
(a) Reconciliation of operating profit to net cash inflow from operating activities			*(a) 營業溢利與營業現金流入淨額對賬*
Operating profit	**273**	118	營業溢利
Depreciation	**126**	103	折舊
Negative goodwill arising on acquisition of additional interest in a jointly controlled company	**–**	(1)	收購一家共控公司額外權益產生之負商譽值
Gain on disposal of fixed assets and staff housing	**–**	(2)	出售固定資產及員工房屋收益
Receipt/(profit) on sale of business to a jointly controlled company	**7**	(7)	出售業務予一家共控公司收入／(溢利)
Decrease/(increase) in promissory note	**2**	(1)	期票減少／(增加)
Increase in retirement benefits assets	**(17)**	–	退休福利資產增加
Decrease/(increase) in stocks and work in progress	**52**	(26)	存貨及未完工程減少／(增加)
(Increase)/decrease in debtors and prepayments	**(83)**	41	應收及預付賬項(增加)／減少
Increase in creditors and accruals	**40**	42	應付及應計賬項增加
Net cash inflow from operating activities	**400**	267	營業現金流入淨額

(in HK$ Million)	Long-term loan 長期借款	Minority interest 少數股東權益	Total 總額	(港幣百萬元)
(b) Analysis of changes in financing				*(b) 融資變動分析*
At 31st December 2000	113	5	118	二零零零年十二月三十一日結算
Repayment of term loan	(3)	–	(3)	償還長期借款
At 31st December 2001	110	5	115	二零零一年十二月三十一日結算
Repayment of term loan	**(3)**	**–**	**(3)**	償還長期借款
At 31st December 2002	**107**	**5**	**112**	二零零二年十二月三十一日結算

(in HK$ Million)	2002	2001	(港幣百萬元)
(c) Analysis of changes in cash and cash equivalents			*(c) 現金及現金等價物變動分析*
At start of the year	**113**	7	本年度開始
Increase in cash and cash equivalents	**362**	106	現金及現金等價物增加
At end of the year	**475**	113	本年底結算
(d) Analysis of deposits and bank balances at end of the year			*(d) 本年底結算之存款及銀行結存分析*
Cash and cash equivalents			現金及現金等價物
– Short term deposits and bank balances	**475**	113	– 短期存款及銀行結存
Deposits maturing after three months	**72**	12	逾三個月定期存款
	547	125	

23. Capital commitments

23.資本性承擔

(in HK$ Million) (港幣百萬元)	Group and Company 集團及公司 2002	2001	
Contracted for but not provided in the accounts	**23**	27	經訂約但未在賬項中作準備
Authorised by directors but not contracted for	**18**	25	經董事局批准但未訂約
The Group's share of capital commitments of jointly controlled companies not included above:			上述不包括本集團應佔共控公司之資本性承擔如下：
Contracted for but not provided in the accounts	**95**	68	經訂約但未在賬項中作準備
Authorised by directors but not contracted for	**10**	119	經董事局批准但未訂約

24. Lease commitments

24.租賃承擔

(in HK$ Million) (港幣百萬元)	Group and Company 集團及公司 2002	2001	
At 31st December 2002, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:			二零零二年十二月三十一日結算，集團未來於不可撤銷營業租賃項之最低租賃支出總額如下：
Land and buildings:			*土地及樓宇：*
Leases expiring:			租約期滿時間：
– Within one year	**53**	57	– 一年內
– After one year but within five years	**205**	225	– 一年後五年內
– After five years	**538**	645	– 五年後
	796	927	

25. Related Party Transactions

The Group has a number of transactions with its related parties. All trading transactions are conducted on normal commercial terms in the ordinary and usual course of business. The aggregated transactions and balances which are material to the Group and which have not been disclosed elsewhere in the annual report are summarised below:

25.有關連人士交易

本集團有若干有關連人士交易。所有交易均按照一般商業條件以及在正常業務程序下進行。本集團之重大及未有在此年報其他章節披露之交易總值及年終結餘摘要如下：

		Jointly Controlled Companies 共控公司		Other Related Parties 其他有關連人士		Total 總計		
(in HK$ Million)	Note 附註	**2002**	2001	**2002**	2001	**2002**	2001	*(港幣百萬元)*
Revenue from provision of services	a	**177**	193	**1,083**	919	**1,260**	1,112	提供服務所得之收入
Purchase of services	b	**3**	6	**76**	37	**79**	43	購買服務
Debtors at 31st December	c			**166**	115			十二月三十一日結算應收賬項
Creditors at 31st December	c			**28**	7			十二月三十一日結算應付賬項

Note:

a. Revenue from the provision of services to jointly controlled companies comprised mainly services to HAESL and TAECO. Services provided to HAESL included engine component repairs charged at normal commercial rates and the provision of certain administrative services charged at cost based on the agreement with Rolls-Royce plc concerning the formation of HAESL. Services provided to TAECO related principally to charges at commercial rates covering the stationing of a working team of 145 people on average in TAECO and management services. Services provided to other jointly controlled companies included component and other operational support charged at normal commercial rates.

   Revenue from the provision of services to other related parties comprised maintenance charges for the Cathay Pacific Airways, Dragonair and Air Hong Kong fleets as well as logistic support and storage charges for Cathay Pacific Airways.

b. Purchases of services from jointly controlled companies comprised mainly overhaul charges for work carried out on aircraft components by HAESL.

   Purchases of services from other related parties comprised spares purchased from Cathay Pacific Airways and a services fee payable to John Swire & Sons Limited Group of HK$8 million (2001 : HK$3 million) and reimbursement, at cost, of expenses incurred of HK$13 million (2001 : HK$8 million).

c. The outstanding amounts at 31st December 2002 due from/to other related parties are contained respectively in "debtors and prepayments" and "creditors and accruals" in the consolidated and company balance sheet.

With the exception of the services fee payable to John Swire & Sons Limited Group as described in note b, none of the above related party transactions constitute a discloseable connected transaction as defined in the Listing Rules.

附註：

a. 向共控公司提供服務所得之收入主要包括為香港航空發動機維修服務公司及廈門太古飛機工程公司提供之服務。為香港航空發動機維修服務公司提供之服務包括按一般商業價格收費之發動機部件修理，及根據與勞斯萊斯公司就成立香港航空發動機維修服務公司所訂之協議按成本收費提供之若干行政服務。為廈門太古飛機工程公司提供之服務主要為在廈門太古飛機工程公司派駐一個平均一百四十五人的工作小組按商業價格收取之費用及管理服務費。向其他共控公司提供之服務包括按一般商業價格收費之部件及其他運作支援。

   向其他有關連人士提供服務所得之收入包括向國泰航空公司、港龍航空公司及華民航空公司收取之維修費及向國泰航空公司收取之後勤支援及儲存開支。

b. 自共控公司購買之服務主要包括向香港航空發動機維修服務公司支付之飛機部件大修費用。

   自其他有關連人士購買之服務包括向國泰航空公司購買備件及向英國太古集團支付港幣八百萬元(二零零一年為港幣三百萬元)之服務費，以及按成本代支之費用港幣一千三百萬元(二零零一年為港幣八百萬元)。

c. 於二零零二年十二月三十一日結算應收/應付其他有關連人士賬項分別列載於「綜合資產負債表」及「公司資產負債表」之「應收及預付賬項」及「應付及應計賬項」內。

除於附註b所述向英國太古集團支付之服務費外，上述有關連人士交易並不構成上市規則所界定之須予披露關連交易。

Principal subsidiary and jointly controlled companies 主要附屬公司和共控公司

at 31st December 2002 二零零二年十二月三十一日結算

	Place of incorporation and operation 註冊成立及經營地點	Principal activities 主要業務	Owned directly 直接擁有	Owned by jointly controlled companies 共控公司擁有	Attributable to the Group 集團佔有
Subsidiary company: **附屬公司：**					
South China Aero Technology Limited 華南航空技術有限公司	Hong Kong 香港	Aviation products trading 航空產品貿易	60%	–	60%
Jointly controlled companies: **共控公司：**					
EADS SOGERMA HAECO Services Company Limited	Hong Kong 香港	Aircraft component repair services 飛機部件修理服務	50%	–	50%
GE Engine Services (Xiamen) Company Limited 通用電氣發動機服務（廈門）有限公司	Xiamen 廈門	Aircraft engine overhaul services 飛機引擎大修服務	–	20%	9.9%
Goodrich Asia-Pacific Limited (formerly named Goodrich Aerospace Asia-Pacific Limited) (前稱Goodrich Aerospace Asia-Pacific Limited)	Hong Kong 香港	Carbon brake machining and wheel hub overhaul 碳質掣動片切削及輪轂大修	49%	–	49%
Goodrich TAECO Aeronautical Systems (Xiamen) Company Limited (formerly named TRW TAECO Aeronautical Systems (Xiamen) Company Limited) 廈門豪富太古宇航有限公司 (前稱廈門天合太古宇航有限公司)	Xiamen 廈門	Aircraft fuel control, flight control and electrical component repairs 飛機燃油控制儀、航空控制儀及電器部件修理	–	35%	17.3%
Honeywell TAECO Aerospace (Xiamen) Company Limited 廈門霍尼韋爾太古宇航有限公司	Xiamen 廈門	Aircraft hydraulic, pneumatic, avionic component and other aviation equipment repairs 飛機液壓、氣壓、航電部件及其他航空設備修理服務	25%	10%	30%
Hong Kong Aero Engine Services Limited 香港航空發動機維修服務有限公司	Hong Kong 香港	Commercial aero engine overhaul services 商用飛機引擎大修服務	45%	–	45%
In-Services Asia Limited	Hong Kong 香港	Aircraft component trading and repair services 飛機部件貿易及修理服務	35%	–	35%
Shandong TAECO Aircraft Engineering Company Limited 山東太古飛機工程有限公司	Shandong 山東	Heavy maintenance services for B737 aircraft B737型飛機大型維修服務	20%	10%	25%
Singapore Aero Engine Services Pte. Limited 新加坡航空發動機維修服務有限公司	Singapore 新加坡	Trent engine overhaul services 特倫特引擎大修服務	–	20%	9%
Taikoo (Xiamen) Aircraft Engineering Company Limited 廈門太古飛機工程有限公司	Xiamen 廈門	Aircraft heavy maintenance 飛機大規模維修服務	49.6%	–	49.6%

Principal subsidiary and jointly controlled companies are those which, in the opinion of the Directors, materially affect the result or assets of the Group.

董事局認為主要附屬公司及共控公司指對集團之業績及資產有重要影響之公司。

Auditors' report 核數師報告書

Auditors' report to the shareholders of
Hong Kong Aircraft Engineering Company Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 24 to 47 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and the Group as at 31st December 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 4th March 2003

致香港飛機工程有限公司
(於香港註冊成立之有限公司)
全體股東

本核數師已完成審核第二十四頁至四十七頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

香港公司條例規定董事須編製真實兼公平之賬目。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並向股東報告。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合　貴公司與　貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之賬目足以真實兼公平地顯示　貴公司與　貴集團於二零零二年十二月三十一日結算時之財務狀況，及　貴集團截至該日止年度之溢利及現金流量，並按照香港公司條例妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零三年三月四日

DESIGN: FORMAT LIMITED www.format.com.hk PRINTED IN HONG KONG 設計：化美有限公司 印刷：香港

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Swire Group

www.haeco.com